    As filed with the Securities and Exchange Commission on October 8, 1996
                                                        Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                             --------------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                             --------------------
                         POWERWAVE TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)

     Delaware                                 3663                   11-2723423
(State or other jurisdiction of   (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)    Classification Code Number)   Identification No.)

                 2026 McGaw Avenue, Irvine, California  92614
                                (714) 757-0530
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               Bruce C. Edwards
                     President and Chief Executive Officer
                         Powerwave Technologies, Inc.
                               2026 McGaw Avenue
                           Irvine, California  92614
                                (714) 757-0530
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
          Nick E. Yocca, Esq.                    Robert M. Mattson, Jr., Esq.
           K.C. Schaaf, Esq.                      Tamara Powell Tate, Esq.
         Michael H. Mulroy, Esq.                   Kristina M. Jodis, Esq.
    Stradling, Yocca, Carlson & Rauth             Morrison & Foerster LLP
       a Professional Corporation          19900 MacArthur Boulevard, 12th Floor
  660 Newport Center Drive, Suite 1600            Irvine, California 92612
   Newport Beach, California  92660                   (714) 251-7500
                   (714) 725-4000

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================
             Title of each                 Proposed maximum
 class of securities to be registered     aggregate offering         Amount of
                                               price (1)        registration fee (2)
----------------------------------------------------------------------------------------------
Common Stock ($.0001 par value)........          $26,910,000              $8,155.00
==============================================================================================

(1) Includes 270,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.
                            ------------------------
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                                           SUBJECT TO COMPLETION
                                                                __________, 1996

                               1,800,000 Shares

                                    [logo]
                         POWERWAVE TECHNOLOGIES, INC.

                                 COMMON STOCK
                                  __________

     All of the shares of Common Stock offered hereby are being sold by Powerwave Technologies, Inc., a Delaware corporation ("Powerwave" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "PWAV."

                                  __________
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                                  __________
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                    PRICE      UNDERWRITING      PROCEEDS
                                      TO      DISCOUNTS AND         TO
                                    PUBLIC    COMMISSIONS(1)    COMPANY(2)
--------------------------------------------------------------------------------

Per Share.........................   $        $                  $
--------------------------------------------------------------------------------
Total (3).........................  $        $                  $
================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting offering expenses estimated at $950,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 270,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
     Discounts and Commissions and Proceeds to Company will be $     , $ and
     $      , respectively. See "Underwriting."

                                  ____________

          The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about _____, 1996.

Alex. Brown & Sons
   Incorporated
                  UBS Securities
                                                     Wessels, Arnold & Henderson
                THE DATE OF THIS PROSPECTUS IS           , 1996

     [Graphic displaying difference between single channel RF power amplifier using separate cavity filters and Company's multi-channel RF power amplifier]



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

--------------------------------------------------------------------------------
                              PROSPECTUS SUMMARY
          The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                              THE COMPANY

          Powerwave designs, manufactures and markets ultra-linear radio frequency ("RF") power amplifiers for use in the wireless communications market. The Company's amplifiers, which are key components in wireless communications networks, increase the signal strength of wireless transmissions while reducing interference, or "noise." The reduction of noise enables wireless service providers to offer improved service to subscribers by offering clearer call connections with less interference. Increasing the signal strength of wireless transmissions also improves service by reducing the number of interrupted or dropped calls. Powerwave's RF power amplifiers achieve ultra-linearity at increased levels of amplification through the application of "feedforward" technology, which enables the Company's multi-channel power amplifiers to significantly reduce RF interference thereby increasing the efficiency of the wireless service provider's network.

          Powerwave manufactures both single channel and multi-channel amplifiers, with a primary focus on multi-channel products. Multi-channel amplifiers integrate the functions of several power amplifiers and cavity filters within a single unit, thereby reducing service providers' equipment and maintenance costs and space requirements while providing increased call capacity. The Company's products are currently being utilized in cellular base stations in both digital and analog-based networks and the Company has recently delivered initial prototype units for personal communications services ("PCS") networks. The Company's products support a wide range of digital and analog transmission protocols including CDMA, TDMA, GSM, FHMA, AMPS and TACS. The Company also produces power amplifiers for the specialized mobile radio ("SMR") market, which is characterized as a two-way radio market with devices commonly utilized by police and emergency personnel and the business dispatch marketplace. The Company also manufactures air-to-ground amplifiers used both in ground stations and in commercial aircraft to amplify telephone transmissions between airline passengers and ground-based network systems.

          The Company began selling RF power amplifiers for use in analog wireless networks in 1985. In 1995, the Company began selling multi-channel ultra-linear amplifiers for installation in digital cellular base stations in South Korea, and the Company believes that it is the leading supplier of amplifiers to the South Korean market. South Korea is experiencing rapid economic development and is one of the first countries to begin the process of installing a nationwide digital cellular network. The Company's customers in the South Korean market include Hyundai Electronics Industries Co. ("Hyundai"), LG Information & Communications, Ltd. ("LGIC") and Samsung Electronics Co. Ltd. ("Samsung"). The Company also sells amplifiers domestically to numerous wireless equipment suppliers, including ADC Kentrox Industries, Inc., AirNet Communications Corp., In-Flight Phone Corp., Metawave Communications Corporation and Phoenix Wireless Group, Inc.

          The worldwide wireless communications market, which consists of cellular, PCS, SMR, paging, air to ground and other applications, has experienced significant growth in recent years. The growth in wireless communications is largely attributable to increased affordability in consumer equipment, such as cellular phones and pagers, more comprehensive service coverage at lower prices and technological advancements which have resulted in improved transmission quality and reliability. International growth has also been driven by the build-out of cellular networks, including those designed to serve as primary telephone systems in part due to inadequacies in existing wireline infrastructures. As demand continues to grow for wireless communications, many service providers either are switching from analog networks to digital networks, which provide for a greater number of transmissions and increased call quality over the same range of existing frequencies, or are further upgrading the capacity of their existing analog networks.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Consumer demand for additional services, combined with capacity constraints and other limitations of cellular networks, has also led to the development of PCS, another form of wireless communications which utilizes a higher frequency range and lower power than traditional cellular services. It is anticipated that PCS applications will include voice communication, personal messaging, mobile facsimile transmission and wireless computer networking. The continued growth of wireless communications networks throughout the world along with continued upgrading of existing analog systems is expected to result in increased demand for wireless network infrastructure equipment, such as the ultra-linear RF power amplifiers manufactured by the Company.

          The Company's strategic objective is to be the leading third-party supplier of high performance RF power amplifiers for use in both digital and analog wireless networks worldwide. The Company's strategy includes the following key elements: (i) provide leading technology to the RF amplifier industry; (ii) leverage its position as a leading multi-channel amplifier supplier; (iii) expand relationships with leading original equipment manufacturers ("OEMs"); (iv) develop and market amplifier products for PCS networks; (v) maintain commitment to quality, reliability and manufacturability; and (vi) increase involvement in its customer product development process. The Company intends to pursue each of these elements of its strategy by focusing its core strengths on the global wireless communications market.

          The Company was incorporated in Delaware in January 1985 under the name Milcom International, Inc. and changed its name to Powerwave Technologies, Inc. in June 1996. The Company's headquarters and principal place of business is located at 2026 McGaw Avenue, Irvine, California 92614, and its telephone number is (714) 757-0530.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  THE OFFERING
     Common Stock offered by the Company    1,800,000 shares
     Common Stock to be outstanding after the Offering  15,862,500 shares(1)(2)

     Use of proceeds                  The net proceeds of the Offering will be
                                      used for capital expenditures, working
                                      capital, new product development and other general corporate purposes. See "Use of Proceeds."

     Proposed Nasdaq National Market symbol    PWAV

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                                  SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                 --------------------------------------------     --------------------------
                                                      1993             1994          1995            1995           1996
                                                 -------------     -----------   ------------     -----------    -----------

STATEMENT OF OPERATIONS DATA:
 Net sales.............................           $8,717           $22,861         $36,044            $11,573       $29,108
 Cost of sales.........................            6,567            14,466          22,713              7,953        17,229
 Gross profit..........................            2,150             8,395          13,331              3,620        11,879
 Operating expenses:
  Sales and marketing..................              387               570           1,557                565         2,159
  Research and development.............              581             1,433           2,252                759         2,450
  General and administrative...........              559             1,518           1,958                838         1,283
 Total operating expenses..............            1,527             3,521           5,767              2,162         5,892
 Operating income......................              623             4,874           7,564              1,458         5,987
 Other income (expense)................               (5)              (20)             32                  7           179
 Income before income taxes............              618             4,854           7,596              1,465         6,166
 Provision for income taxes............              267             1,908           3,116                601         2,528
 Net income............................           $  351           $ 2,946         $ 4,480            $   864       $ 3,638
 Pro forma net income per
  share (2)............................                                               $.30                             $.25
 Pro forma weighted average
  common shares........................                                             14,869                           14,869

                                                                                        JUNE 30,1996
                                                                     -------------------------------------------------------
BALANCE SHEET DATA:                                                   ACTUAL         PRO FORMA(2)         AS ADJUSTED(2)(3)
                                                                     --------        -------------        ------------------
Working capital........................                               $11,201         $11,201                 $30,339
Total assets...........................                                23,969          23,969                  43,107
Long-term debt.........................                                   102             102                     102
Total shareholders' equity (deficit)...                                  (840)         14,558                  33,696

----------------------
(1) Excludes 1,801,725 shares of Common Stock issuable upon exercise of outstanding stock options as of June 30, 1996 at a weighted average exercise price of $3.28 per share, the cancellation of options to purchase 6,750 shares of Common Stock after June 30, 1996 and the issuance of options to purchase 28,425 shares of Common Stock issued subsequent to June 30, 1996. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,170,000 shares of Common Stock under the 1995 Stock Option Plan, any additional shares issued under that Plan upon an option exercise will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. See "Capitalization" and "Management -- 1995 Stock Option Plan."
(2) Gives effect to the conversion of 3,375,900 shares of Series A Convertible Preferred Stock into 5,063,850 shares of Common Stock upon the closing of the Offering and the reversal of accrued dividends payable thereon. See
     Note 2 of notes to the consolidated financial statements, "Capitalization," "Description of Capital Stock" and "Management--1995 Stock Option Plan."
(3) Adjusted to reflect the sale by the Company of 1,800,000 shares of Common Stock at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefor. See "Use of Proceeds," "Capitalization" and "Selected Financial Data."

     Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Except for the consolidated financial statements and as otherwise noted, all information in this Prospectus has been adjusted to give effect to (i) the conversion of all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") into Common Stock and the reversal of accrued dividends payable thereon and (ii) a three-for-two stock split of the outstanding shares of Common Stock, each of which will occur prior to or upon completion of the Offering. See "Capitalization" and "Description of Capital Stock."

--------------------------------------------------------------------------------

                                 RISK FACTORS

          In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

CUSTOMER CONCENTRATION

          A small number of customers account for a substantial majority of the Company's net sales. Although the Company is attempting to expand its customer base, the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company believes that its future success depends upon its ability to broaden its customer base. The Company's four largest customers include, in alphabetical order, Hyundai, In-Flight Phone Corp. ("In-Flight"), LGIC and Samsung. For the six months ended June 30, 1996, these customers, each of which accounted for more than 10% of the Company's net sales, accounted for approximately 81% of the Company's net sales in the aggregate. Hyundai, LGIC and Samsung currently purchase products for implementation in the South Korean digital cellular telephone network. The Company expects that sales to these customers of products for use in the South Korean cellular network will decline as that network nears completion, which is expected to occur in the next one to two years. See "--Reliance upon South Korean Market and Growth of Wireless Services Market." In-Flight purchases the Company's products for implementation in an air-to-ground wireless network. As this network has been substantially completed, the Company expects sales to In-Flight to decrease significantly in future periods. Sales of power amplifiers to wireless infrastructure equipment suppliers are expected to continue to account for a substantial majority of the Company's product sales. A limited number of large OEMs account for a majority of RF power amplifier purchasers in the wireless infrastructure market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these types of customers. There can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, major customers also have significant leverage and may attempt to change the terms, including pricing, upon which the Company and such customers do business, thereby adversely affecting the Company's business, results of operations and financial condition. Further, one or more of these customers may determine to manufacture amplifiers internally thus reducing or eliminating its purchases from the Company and possibly becoming a direct competitor of the Company. See "--Internal Amplifier Production Capabilities of OEMs." As a result, the Company's success will depend on its ability to expand its customer base and, in particular, to successfully market its products to OEMs for wireless networks.

          The Company currently sells to its major customers under purchase orders which are usually placed with short delivery requirements, although the Company is attempting to negotiate long-term supply agreements with these customers. As such, while the Company receives periodic order forecasts from its major customers, such customers have no obligation to purchase the forecasted amounts. Nonetheless, the Company maintains significant work-in-progress and raw materials inventory as well as maintaining increased levels of technical production staff to meet order forecasts. To the extent its major customers purchase less than the forecasted amounts, the Company will have higher levels of inventory than otherwise needed, increasing the risk of obsolescence, and the Company will have increased levels of production staff to support such forecasted orders. Such higher levels of inventory and increased employee levels would reduce the Company's liquidity and could have a material adverse effect on the Company's results of operations and financial condition. In addition, in the event the Company's major customers desire to purchase products in excess of the forecasted amounts, the Company may not have sufficient inventory or manufacturing capacity to fill such increased orders, which could have a material adverse effect on the Company's relationships and future business with its customers.

RELIANCE UPON SOUTH KOREAN MARKET AND GROWTH OF WIRELESS SERVICES MARKET

          Three of the Company's customers, Hyundai, LGIC and Samsung, collectively accounted for approximately 66% of the Company's net sales for the first six months of 1996 and are expected to account for a higher percentage of sales during the second half of 1996. These customers supply equipment for implementation in the South Korean digital cellular telephone network. The delay or termination of the South Korean digital cellular telephone network could have a material adverse effect on the Company's business, results of operation and financial condition. In addition, the Company believes that the South Korean digital cellular network is more than 50% completed and the buildout phase of this network will be completed over the next two years. Accordingly, the Company's sales related to that network are anticipated to decrease significantly over the same time period.

          During fiscal 1995 and the first six months of 1996, Hyundai, LGIC and Samsung purchased multi-channel linear RF power amplifiers for installation in the buildout of the South Korean digital cellular network. These customers also have begun marketing wireless infrastructure equipment for installation in networks outside of the South Korean market. There can be no assurance that such customers will be successful in obtaining new business outside of South Korea or that, if successful, they will continue to purchase amplifiers from the Company. Any significant decrease in the Company's sales of amplifiers to these customers, without an offsetting increase in sales to other customers, would have a material adverse effect on the Company's business, results of operations and financial condition.

          A substantial majority of the Company's revenues are derived from the sale of RF power amplifiers for wireless communications networks, and the future success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless communications services, including PCS, in the United States and internationally. There can be no assurance that either subscriber use or the implementation of wireless communications services will continue to grow, or that such factors will create demand for the Company's products. The Company believes that continued growth in the use of wireless communications services depends on significant reductions in infrastructure capital equipment cost per subscriber and corresponding reductions in wireless service pricing. While the Federal Communications Commission ("FCC") has recently adopted regulations requiring local phone companies to reduce the rates charged to cellular carriers for connection to their wireline networks, it is anticipated that wireless service rates will remain higher than rates charged by traditional wireline companies. In addition, the growth of the wireless communications market is dependent upon both developed countries, such as the United States, allowing continued deployment of new networks and foreign countries deploying wireless communications networks as opposed to constructing wireline infrastructures. Such foreign countries or local government authorities may decline to construct wireless communications systems, place moratoriums on building base stations or terminate or delay construction of such systems for a variety of reasons, including environmental issues, political unrest, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment, in which event demand for the Company's products will be similarly reduced or delayed, which would materially adversely affect the Company's business, results of operations and financial condition.

FLUCTUATIONS IN QUARTERLY RESULTS

          The Company experiences, and expects to continue to experience, significant fluctuations in sales and operating results from quarter to quarter. Quarterly results fluctuate due to a number of factors, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the Company's quarterly results of operations can vary due to the timing, cancellation, or rescheduling of customer orders and shipments; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components; the timing, availability and sale of new products by the Company; changes in the mix of products having differing gross margins; warranty expenses; changes in average sales prices; long sales cycles associated with the Company's products; and variations in product development and other operating expenses. The Company's quarterly revenues are also affected by volume discounts given to certain customers for large volume purchases over a given period of time. In addition, the Company's quarterly results of operations are influenced by competitive factors, including pricing, availability and demand for the Company's and competing amplification products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such net sales shortfall. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. In addition, while the Company receives periodic order forecasts from its major customers, such customers have no binding obligation to purchase the forecasted amounts. See "--Customer Concentration." Order deferrals and cancellations by the Company's customers, declining average sales prices, delays in the Company's introduction of new products and longer than anticipated sales cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. There can be no assurance that the Company will not experience such effects in the future.

          Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that the Company will maintain its current profitability in the future or that future revenues and operating results will not be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

          The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. The principal elements of competition in the Company's market include performance, functionality, reliability, pricing, quality, the ability to design products which can be efficiently manufactured in volume production, time-to-market delivery capabilities and standards compliance. While the Company believes that overall it competes favorably with respect to the foregoing elements, there can be no assurance that it will be able to continue to do so.

          Currently, the Company competes primarily with AML Communications, Inc., Avantek (a division of Hewlett Packard), M/A-COM, Inc. (a subsidiary of AMP, Inc.), Microwave Power Devices, Inc. and Spectrian Corporation, in addition to the amplifier manufacturing operations captive within certain of the leading wireless infrastructure OEMs. Certain of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and have achieved greater name recognition for their existing products and technologies than has the Company.

          The Company's success depends in part upon the rate at which OEM customers incorporate the Company's products into their systems. The Company believes that a substantial portion of the present worldwide production of amplifiers is captive within the internal manufacturing operations of a small number of wireless infrastructure OEMs and that these amplifiers are offered for sale as part of their wireless systems. These OEMs include, among others, LM Ericsson Telephone Company ("Ericsson"), Lucent Technologies Incorporated ("Lucent"), Motorola Corporation ("Motorola"), Nokia Corporation ("Nokia") and Northern Telecom Limited ("Nortel"). In addition, Samsung, a significant customer of the Company, manufactures power amplifiers in addition to purchasing such components from the Company. The Company believes that these OEMs, as well as other customers of the Company, continuously evaluate whether to manufacture their own RF power amplifiers rather than purchase them from third-party vendors such as the Company. These and other large manufacturers of wireless infrastructure equipment could also determine to offer and sell their power amplifiers to other OEMs or customers of the Company and compete directly with the Company. In addition, these or other OEMs may enter into joint ventures or strategic relationships with the Company's competitors, in which event the Company's ability to sell products to such OEMs could be reduced or eliminated.

          The Company has experienced significant price competition and expects price competition in the sale of RF power amplifiers to increase. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. Certain of the Company's competitors have substantial financial resources, which may enable them to withstand sustained price competition or a downturn in the market. There can be no assurance that the Company will be able to compete successfully in the pricing of its products, or otherwise, in the future. See "Business-- Competition."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS

          The markets in which the Company and its customers compete are characterized by rapidly changing technology, evolving industry standards and communications protocols, and continuous improvements in products and services. The Company's future success depends on its ability to enhance its current products and to develop and introduce in a timely manner new products that keep pace with technological developments, industry standards and communications protocols, compete effectively on the basis of price and performance, adequately address OEM customer and end-user customer requirements and achieve market acceptance. The Company believes that to remain competitive in the future it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In this regard, in anticipation of the deployment of PCS, the Company has invested significant resources in developing RF power amplifiers for PCS networks. There can be no assurance that the development of PCS networks will not be delayed or that the Company's PCS-based products will be fully developed in time to be accepted for use in PCS networks. There also can be no assurance that the Company's PCS-based products, if developed, will achieve market acceptance, or be capable of being manufactured at competitive prices in sufficient volumes. In the event the Company's PCS-based products are not timely deployed or do not gain market acceptance, the Company's business, results of operations and financial condition could be materially adversely affected.

          The Company introduced a second-generation multi-channel linear RF power amplifier for cellular base stations in August 1996 and intends to introduce a new amplifier for PCS networks in the fourth quarter of 1996. Delays in commencement of commercial shipments of these products may result in customer dissatisfaction and delay or loss of product revenues, which could have a material adverse effect on the Company's business, results of operations and financial condition. No assurance can be given that the Company's product development efforts will be successful, that its new products will achieve customer acceptance or that its customers' products and services will achieve market acceptance. If a significant number of development projects do not result in manufacturable new products or product enhancements within anticipated time-frames, the Company's business, results of operations and financial condition could be materially adversely affected. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development, introduction or deliveries, could result in a loss of competitiveness and reduced net sales. While the Company maintains an active development program to attempt to improve its product offerings, there can be no assurance that such efforts will be successful or that other companies or institutions will not develop and commercialize products based on new technologies that are superior in performance or cost-effectiveness to the Company's products. There also can be no assurance that the Company's products will not be rendered obsolete by the introduction and acceptance of new communications protocols.

PROPRIETARY TECHNOLOGY; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

          The Company relies primarily upon trade secrets to protect its intellectual property. The Company generally enters into confidentiality and non-disclosure agreements with its employees and limits access to and distribution of its proprietary information. In addition, the Company is in the process of applying for a U.S. patent for its proprietary implementation of feedforward technology and regularly examines various aspects of its technology for possible patent applications. The Company believes that its success depends upon the knowledge and experience of its management and technical personnel and its ability to market its existing products and to develop new products.

          The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect the Company's intellectual property or that the Company's intellectual property or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of certain countries in which the Company's products are or may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property and proprietary technology could have a material adverse effect on its business, results of operations and financial condition. As the number of patents, copyrights and other intellectual property rights in the Company's industry increases, and as the coverage of these rights and the functionability of the products in the market further overlap, the Company believes that its products may increasingly become the subject of infringement claims. The Company may in the future be notified that it is infringing upon certain patent or other intellectual property rights of others. Although the Company has not received any such notification to date and there are no pending or threatened intellectual property lawsuits against the Company, there can be no assurance that such litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition. A third party claiming infringement may also be able to obtain an injunction or other equitable relief, which could effectively block the ability of the Company or its customers to distribute, sell or import into the United States allegedly infringing products. If it appears necessary or desirable, the Company may seek licenses under patents or other rights from third parties covering intellectual property that the Company is allegedly infringing. No assurance can be given, however, that any such licenses could be obtained on terms acceptable to the Company, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS OF DOING BUSINESS IN INTERNATIONAL MARKETS

          For the fiscal years 1993, 1994 and 1995 and the six months ended June 30, 1996, international revenues accounted for approximately 8%, 9%, 67% and 69%, respectively, of the Company's net sales. The Company expects that international revenues will continue to account for a significant percentage of the Company's net sales for the foreseeable future. As a result, the Company is subject to various risks, including a greater difficulty of administering business globally, compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers, differences in intellectual property protections, health and safety requirements, difficulties in staffing and managing foreign operations, longer accounts receivable cycles, currency fluctuations, repatriation of earnings, export control restrictions, overlapping or differing tax structures, political and economic instability and general trade restrictions. If any of these risks materializes, it could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, a large portion of the Company's existing customers and potential new customers are servicing new markets in developing countries that may deploy wireless communication networks as an alternative to the construction of a wireline infrastructure. Such countries may decline to construct wireless communication systems, or construction of such systems may be delayed for a variety of reasons, including business and economic conditions and changes in economic stability due to factors such as increased inflation and political turmoil. In recent years, a majority of the Company's net sales resulted from the sale of products to a small number of companies in South Korea, where future sales may be dependent upon continuing favorable trade relations with the United States and a lack of political conflicts with North Korea. Any significant change in United States trade relations or the economic or political stability of foreign locations in which the Company sells its products could have a material adverse effect on the Company's business, results of operations and financial condition.

          The Company's foreign sales are generally invoiced in U.S. dollars and, accordingly, the Company does not currently engage in foreign currency hedging transactions. However, as the Company continues to expand its international operations, the Company may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of the Company's foreign customers should increase, the resulting effective price increase of the Company's products to such foreign customers could result in decreased sales which could have a material adverse impact on the Company's business, results of operations and financial condition.

INTERNAL AMPLIFIER PRODUCTION CAPABILITIES OF OEMS

          Many of the leading wireless telecommunications infrastructure equipment manufacturers internally manufacture their own RF power amplifiers and the Company believes that its existing customers continuously evaluate whether to manufacture their own amplifiers. In the event that such customers decide to increase or shift completely to the internal manufacture of amplifiers, such customers could eliminate or reduce their purchases of the Company's products. There can be no assurance that the Company's current customers will continue to rely, or expand their reliance, on the Company as an external source of supply for their RF power amplifiers, or that other wireless telecommunications OEMs such as Lucent, Ericsson, Motorola, Nokia and Nortel will become and remain customers of the Company. OEMs with internal manufacturing capabilities could also sell amplifiers externally to other OEMs, thereby competing directly with the Company. In addition, even if the Company were successful in selling its products to these OEMs, it is anticipated that such OEMs would demand price and other concessions based on their ability to manufacture amplifiers internally. While the Company attempts to negotiate long-term supply contracts with its customers, there can be no assurance that it will be able to enter into such contracts on terms that are acceptable to the Company, if at all, or that contracts will not be terminated on short notice. Any significant loss of sales to current customers, not offset by sales to other customers, would have a material adverse effect on the Company's business, results of operations and financial condition.

          The Company's customers and other wireless telecommunications infrastructure equipment manufacturers are protective of their intellectual property, which may contribute to certain manufacturers deciding to not seek RF power amplifiers from external sources. While the Company takes measures to ensure the confidentiality of intellectual property disclosed to the Company by its customers or developed by the Company for such customers, the appearance of a close working relationship with a particular customer may adversely affect the Company's ability to establish or maintain a relationship with, or sell products to, competitors of the particular customer. If, for any reason, the Company's major customers decide to produce their RF power amplifiers internally, the Company's business, results of operations and financial condition could be materially adversely affected.

DECLINING AVERAGE SALES PRICES

          The Company has experienced, and expects to continue to experience, declining average sales prices for its products. Wireless infrastructure OEMs have come under increasing price pressure from cellular service providers, which in turn has resulted in downward pricing pressure on the Company's products. In addition, competition among third-party suppliers has increased the downward pricing pressure on the Company's products. Since wireless infrastructure OEMs frequently negotiate supply arrangements far in advance of delivery dates, the Company must often commit to price reductions for its products before it knows how, or if, cost reductions can be obtained. In addition, average sales prices are affected by price discounts negotiated for large volume purchases by certain customers over a given period of time. To offset declining average sales prices, the Company believes that in the near term it must achieve manufacturing cost reductions, and in the longer term the Company must develop new products that incorporate advanced features and can be manufactured at lower cost or sold at higher average sales prices. If, however, the Company is unable to achieve such cost reductions or product improvements, the Company's gross margins could decline, and such decline could have a material adverse effect on the Company's business, results of operations and financial condition.

NO ASSURANCE OF PRODUCT MANUFACTURABILITY, QUALITY OR RELIABILITY

          Manufacturing the Company's products is an extremely complex process and requires significant time and expertise to tune the products to meet customers' specifications. The ability of the Company to cost-effectively manufacture its RF power amplifier products in volume is substantially dependent upon the Company's ability to tune these products to meet specifications in an efficient manner. In this regard, the Company is dependent upon its staff of trained technicians. If the Company is unable to design its products to minimize the manual tuning process or if the Company were unable to attract additional trained technicians or were to lose the services of a number of its trained technicians, the Company's business, results of operations and financial condition would be materially adversely affected. In addition, the Company has in the past and may from time to time in the future experience quality problems with its products. The Company has been required to replace certain components in certain of its products in the past in accordance with warranty provisions under which the products were sold. If such problems were to reoccur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or deliveries and product returns, any of which could damage relationships with current customers and have a material adverse effect on the Company's business, results of operations and financial condition. Such quality problems could also damage relationships with prospective customers and, in particular, could limit the Company's ability to market its products to larger OEMs, many of which manufacture power amplifiers internally. See "--Internal Amplifier Production Capabilities of OEMs."

MANAGEMENT OF GROWTH; DEPENDENCE UPON KEY PERSONNEL

          The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's management and operations. The Company's ability to compete effectively and to manage future expansion of its operations, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and effectively expand, train and manage its work force. In particular, the Company must carefully manage production and inventory levels to meet increasing product demand and new product introductions. Inaccuracies in demand forecasts in the environment in which the Company operates can quickly result in either insufficient or excessive inventories and disproportionate overhead expenses. The Company plans to expand the geographic scope of its customer base and operations. The Company also is in the process of implementing a number of new financial and management controls, reporting systems and procedures. In addition, many members of the Company's senior management have recently joined the Company. The Company's President and Chief Executive Officer joined the Company in February 1996, its Executive Vice President joined in April 1996, its Vice President, Finance and Chief Financial Officer joined in June 1996, and its Vice President, Engineering joined in July 1996. In addition to its senior management, the Company has recently hired a significant number of employees, including engineers, production technicians and sales and marketing employees, and plans to further increase its total employee base. In the event that the Company's new personnel are unable to work effectively as a team or achieve desired levels of production, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. The Company's failure to manage growth effectively would have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

          Due to the specialized nature of the Company's business, the Company is highly dependent on the continued services of, and on its ability to attract and retain, qualified technical, marketing and managerial personnel. Competition for such personnel is intense, and the loss of any of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on the Company's business, results of operation and financial condition. In particular, the Company's success is dependent upon the services of Alfonso G. Cordero, a founder of the Company and its Chairman of the Board of Directors, and Ki Y. Nam, Vice President, New Business Development. The loss of their services would materially adversely affect the Company.

DEPENDENCE ON SINGLE SOURCES FOR KEY COMPONENTS

          The Company currently procures certain components from single source manufacturers due to unique component designs as well as certain quality and performance requirements. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components for its power amplifiers from single sources. If such single-sourced components were to become unavailable or were to become unavailable on terms satisfactory to the Company, the Company would be required to purchase comparable components from other sources and "retune" its products to function properly with the replacement components or to redesign its products to use other components, either of which could result in a disruption of the Company's production facility and delays in production and delivery. If for any reason the Company could not obtain comparable replacement components from other sources or could not expeditiously retune its products to operate with the replacement components, or redesign its products to use other components, the Company's business, results of operation and financial condition could be adversely affected. In addition, if the Company were unable to obtain sufficient quantities of components used in the manufacture of its RF power amplifiers, resulting delays or reductions in product shipments could occur and could have a material adverse effect on the Company's business, results of operations and financial condition, including a material adverse effect on the Company's relationships with its customers.

RISKS ASSOCIATED WITH DEVELOPING TECHNOLOGIES; PRODUCT LIABILITY

          If wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined, perceived or alleged to create a health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them. The occurrence of any of such events could have a material adverse effect on the Company's business, results of operations and financial condition. Any alleged health or environmental risk could also lead to a delay or prohibition against the installation of wireless networks which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, an inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could inhibit the commercialization of the Company's products and have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the installation of base stations for wireless networks may be delayed or prohibited by various environmental regulations. Any such delay or prohibition would have a material adverse effect on the Company's business, results of operations and financial condition.

ENVIRONMENTAL REGULATIONS

          The Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. Certain of the Company's products are also subject to regulation of emissions by the FCC and similar government agencies. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained all necessary environmental permits and licenses to conduct its business. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Corrective action could require the Company to acquire expensive remediation equipment or to incur substantial expenses. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could materially adversely affect the Company's business, results of operations and financial condition. In addition, the installation of base stations by wireless service providers may be delayed or restricted by various environmental regulations, land use restrictions and zoning ordinances. Any such delay or restriction could have a material adverse effect on the Company' business, results of operations and financial condition.

GOVERNMENT REGULATION OF COMMUNICATIONS INDUSTRY

          Radio frequency transmissions and emissions, and certain equipment used in connection therewith, are regulated in the United States, Canada and internationally. Regulatory approvals generally must be obtained by the Company in connection with the manufacture and sale of its products, and by the Company's customers to operate the Company's products. The FCC has proposed new regulations that would impose more stringent radio frequency emissions standards on the communications industry. There can be no assurance that if such proposed regulations are adopted, the Company and its customers will not be required to alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals, which could materially adversely affect the Company's products and markets. The Company is also subject to regulatory requirements in international markets where the Company is less prominent than local competitors and has less opportunity to influence regulatory and standards policies. The enactment by federal, state, local or international governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for the Company's products. Although recent deregulation of international communications industries along with recent radio frequency spectrum allocations made by the FCC have increased the potential demand for the Company's products by providing users of those products with opportunities to establish new PCS networks, there can be no assurance that the trend toward deregulation and current regulatory developments favorable to the promotion of new and expanded wireless services will continue or that other future regulatory changes will have a positive impact on the Company. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers. These delays could have a material adverse effect on the Company's business, results of operations and financial condition.

POSSIBLE VOLATILITY OF STOCK PRICE

          The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, and the market prices for securities of technology companies have been especially volatile. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. Factors such as fluctuations in the Company's results of operations, failure of such results of operations to meet the expectations of stock market analysts and investors, change in stock market analyst recommendations regarding the Company, timing and announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents and proprietary rights, timing and announcements of developments related to the Company's customers, results of operations of certain of the Company's competitors, government regulation, political instability in countries in which the Company sells its products, changes in the wireless communications industry generally and general market conditions may have a significant adverse effect on the market price of the Common Stock.

FUTURE CAPITAL REQUIREMENTS

          The Company's future capital requirements will depend upon many factors, including the development of new wireless communications networks, the establishment and maintenance of adequate manufacturing facilities, the success of the Company's research and development efforts, the expansion of the Company's sales and marketing efforts and the status of competitive products. The Company believes that the net proceeds from the Offering, together with existing cash balances and funds expected to be generated from operations, financings through equipment lease transactions and available lines of credit will be adequate to fund its operations for at least the 12 months following the Offering. There can be no assurance, however, that the Company will not require additional financing during such time. Further, there can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing shareholders could result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain or difficulty in obtaining such financing could have a material adverse effect on the Company's business, results of operation and financial condition.

CONTROL BY DIRECTORS, OFFICERS AND AFFILIATED ENTITIES

          The Company's directors, officers and entities affiliated with them will, in the aggregate, beneficially own approximately 83% of the Company's outstanding Common Stock following the completion of the Offering. These shareholders, if acting together, would be able to control substantially all matters requiring approval by the shareholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. Such concentration of ownership could discourage or prevent a change in control of the Company. See "Principal Shareholders."

NO PRIOR PUBLIC TRADING MARKET

          Prior to the Offering there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations between the Company and the representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market. See "Underwriting."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

          Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Amended and Restated Certificate of Incorporation allows the Company to issue up to 5,000,000 shares of currently undesignated Preferred Stock, to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed on any unissued series of that Preferred Stock, and to fix the number of shares constituting any such series and the designation of such series, without any vote or future action by the shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The Amended and Restated Certificate of Incorporation also eliminates the ability of shareholders to call special meetings. The Company's Amended and Restated Bylaws require advance notice to nominate a director or take certain other actions. Such provisions may make it more difficult for shareholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. In addition, the Company has not elected to be excluded from the provisions of
Section 203 of the Delaware General Corporation Law, which imposes certain limitations on transactions between a corporation and "interested" shareholders, as defined in such provisions. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

          Sales of Common Stock (including Common Stock issued upon the exercise of outstanding options) in the public market after the Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems acceptable, or at all. Upon the completion of the Offering, the Company will have 15,862,500 shares of Common Stock outstanding. Of these outstanding shares of Common Stock, the 1,800,000 shares sold in the Offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These restricted shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, 144(k) or 701 under the Securities Act. Except for holders of an aggregate of __________ shares of Common Stock, all holders of Common Stock have agreed, pursuant to certain lock-up agreements, that they will not offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. Immediately after completion of the Offering, an aggregate of _____ shares of Common Stock will become available for sale in the public market, pursuant to Rule 144(k). Beginning 90 days after the completion of the Offering, _____ additional shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701, subject in certain cases to volume and other restrictions. Upon expiration of the lock-up agreements, approximately _____ shares of Common Stock held by existing shareholders will be eligible for sale without restriction pursuant to Rule 144(k), and approximately _____ shares held by existing shareholders will be eligible for sale subject to the volume and other restrictions of Rule 144 and Rule 701. As of __________, 1996, ______ shares were subject to outstanding options to purchase Common Stock, of which _____ shares are subject to the lock-up agreement described above. The Securities and Exchange Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when shares of the Company's Common Stock become eligible for resale. Following completion of the Offering, 13,950,000 shares will be entitled to certain demand and piggyback registration rights upon termination of lock-up agreements. Any exercise of these registration rights may cause the Company to incur substantial expense, could impair the Company's ability to raise capital through the sale of its equity securities and, if sold, could have an adverse effect on the market price of the Common Stock. See "Description of Capital Stock --Registration Rights" and "Shares Eligible for Future Sale."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

          The Company expects to utilize the net proceeds from the Offering to fund capital expenditures, working capital, new product development and other general corporate purposes. The Company may use a portion of the net proceeds for acquisitions of complementary products, technologies or businesses. There are currently no acquisitions either planned or under consideration by the Company. The Company currently is not able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's management will have broad discretion to allocate the proceeds of the Offering and to determine the timing of expenditures, and there can be no assurance that the net proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

DILUTION

          The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will incur immediate and substantial net tangible book value dilution of $9.88 per share. To the extent that options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

ABSENCE OF DIVIDENDS

          The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company's bank credit agreement currently restricts the Company from paying cash dividends without the prior written consent of the bank. See "Dividend Policy."

                                USE OF PROCEEDS

          The net proceeds to the Company from the sale of the 1,800,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $12.00 per share are estimated to be $19,138,000 ($22,151,200 if the Underwriters' over-allotment option is exercised in full).

          The net proceeds will be used for capital expenditures, working capital, new product development and other general corporate purposes. The Company may use a portion of the net proceeds for acquisitions of complementary products, technologies or businesses. However, no plans or agreements with respect to any acquisition currently exist. The Company has made no commitments of the proceeds, and management will have broad discretion in the application of the proceeds. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment grade money-market instruments.


                                DIVIDEND POLICY

          The Company anticipates that all future earnings will be retained to finance future growth. The Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends on the Common Stock in the foreseeable future. The Company's bank credit agreement currently restricts the Company from paying cash dividends without the prior written consent of the bank.

                                CAPITALIZATION

          The following table sets forth as of June 30, 1996 (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into shares of Common Stock at or prior to the closing of the Offering and the reversal of accrued dividends payable thereon; and (iii) the capitalization of the Company as adjusted to reflect the receipt of net proceeds from the sale of 1,800,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and receipt of the net proceeds therefrom. This table should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. See "Selected Consolidated Financial Data."

                                                                JUNE 30, 1996
                                             --------------------------------------------------------
                                                 ACTUAL       PRO FORMA(1)(2)      AS ADJUSTED(3)
                                             -------------    ---------------    --------------------
                                                              (in thousands)
Long-term debt..........................          $    102     $    102          $    102

Series A Convertible Preferred Stock,
 $.0001 par value; 3,375,900 shares
 authorized, 3,375,900 issued and
 outstanding, actual; no shares
 issued or outstanding, pro forma
  or as adjusted........................            14,498

     Shareholders' equity:

     Preferred Stock, $.0001 par value;
      5,000,000 shares authorized and no
      shares outstanding pro forma
      and as adjusted

Common Stock, $.0001 par value; 20,000,000
 shares authorized, 8,998,650 shares
 issued and  outstanding, actual;
 14,062,500 shares issued and
 outstanding, pro forma;
 40,000,000 shares authorized and 15,862,500
 shares outstanding,
   as adjusted (2).............................        771       15,269            34,407

Retained earnings..............................     10,620       11,520            11,520
   Less Treasury Stock at cost.................    (12,231)     (12,231)          (12,231)
                                                  --------     --------          --------
Total shareholders' equity (deficit)...........       (840)      14,558            33,696
                                                  --------     --------          --------
  Total capitalization.........................   $ 13,760     $ 14,660          $ 33,798
                                                  ========     ========          ========

-----------------
(1) Excludes 1,801,725 shares of Common Stock issuable upon exercise of outstanding stock options as of June 30, 1996 at a weighted average exercise price of $3.28 per share, the cancellation of options to purchase 6,750 shares of Common Stock after June 30, 1996 and the issuance of options to purchase 28,425 shares of Common Stock issued subsequent to June 30, 1996. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,170,000 shares of Common Stock under the 1995 Stock Option Plan, any additional shares issued under that Plan upon an option exercise will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price. See "Management--1995 Stock Option Plan."
(2) Gives effect to the conversion of 3,375,900 shares of Series A Preferred Stock into 5,063,850 shares of Common Stock upon the closing of the Offering and the reversal of accrued dividends payable thereon. See Note 2 of notes to the consolidated financial statements, "Description of Capital Stock" and "Management--1995 Stock Option Plan."
(3) Adjusted to reflect the sale by the Company of 1,800,000 shares of Common Stock at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefor. See "Use of Proceeds" and "Selected Financial Data."

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1996 was approximately $14,558,000, or approximately $1.04 per share. Pro forma net tangible book value per share represents the amount of the Company's shareholders' equity, less intangible assets, divided by 14,062,500 shares of Common Stock outstanding after giving effect to the conversion of all the outstanding shares of Series A Preferred Stock into Common Stock.

     Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of the 1,800,000 shares of Common Stock in the Offering at an assumed initial public offering price of $12.00 per share, and deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's pro forma net tangible book value at June 30, 1996, would have been $33,696,000, or $2.12 per share. This represents an immediate increase in pro forma net tangible book value of $1.08 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $9.88 per share to new investors purchasing Common Stock in the Offering, as illustrated in the following table:

     Assumed initial public offering price per share.........................                 $12.00
       Pro forma net tangible book value per share as of June 30, 1996.......   $1.04
       Increase per share attributable to new investors......................    1.08
                                                                                -----

        Pro forma net tangible book value per share after the Offering..........                2.12
                                                                                              ------

        Pro forma net tangible book value dilution per share to new investors...              $ 9.88
                                                                                              ======

          The following table sets forth, on a pro forma basis as of June 30, 1996, the difference between the existing shareholders and the purchasers of shares in the Offering (at an assumed price of $12.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid.

                                                        Shares Purchased       Total Consideration      Average Price
                                                      --------------------   -----------------------
                                                      Number       Percent     Amount       Percent       Per Share
                                                     ---------    --------   ----------    ---------    ----------------

Existing Shareholders                                14,062,500      88.7%    $15,269,000     41.4%          $ 1.09
New Investors.............                            1,800,000      11.3      21,600,000     58.6           $12.00
                                                     ----------     -----     -----------    -----

         Total.................                      15,862,500     100.0%    $36,869,000    100.0%
                                                     ==========     =====     ===========    =====



                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statements of operations data set forth below for each of the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from the financial statements of the Company audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this Prospectus. The selected balance sheet data as of December 31, 1993 are derived from the Company's audited balance sheet which is not included herein. The selected financial data with respect to the Company's consolidated statements of operations for the years ended December 31, 1991 and 1992 and the consolidated balance sheets as of December 31, 1991 and 1992 are derived from the Company's unaudited consolidated financial statements, which are not included herein. The selected consolidated financial data with respect to the Company's consolidated statements of operations for the six months ended June 30, 1995 and June 30, 1996 and the consolidated balance sheets as of June 30, 1995 and June 30, 1996, are derived from the Company's unaudited consolidated financial statements. The consolidated unaudited financial statements have been prepared by the Company on a basis consistent with the audited consolidated financial statements and include all normal recurring adjustments necessary for a fair presentation of the information. The results of operations for the fiscal six months ended June 30, 1996 are not necessarily indicative of the results to be expected for any subsequent period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Prospectus.

                                                                                                                SIX MONTHS
                                                                                    YEAR ENDED DECEMBER 31,   ENDED JUNE 30,
                                                                                    -----------------------   --------------
                                           1991        1992     1993       1994        1995         1995           1996
                                        -----------   ------   -------   --------   ----------   ----------   --------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................       $2,802    $4,083   $8,717    $22,861       $36,044      $11,573          $29,108
Cost of sales........................        1,912     2,928    6,567     14,466        22,713        7,953           17,229
                                            ------    ------   ------    -------       -------      -------          -------
Gross profit.........................          890     1,155    2,150      8,395        13,331        3,620           11,879

Operating expenses:
 Sales and marketing.................          199       200      387        570         1,557          565            2,159
 Research and development............          125       380      581      1,433         2,252          759            2,450
 General and administrative..........          382       384      559      1,518         1,958          838            1,283
                                            ------    ------   ------    -------       -------      -------          -------
Total operating expenses.............          706       964    1,527      3,521         5,767        2,162            5,892
                                            ------    ------   ------    -------       -------      -------          -------

Operating income.....................          184       191      623      4,874         7,564        1,458            5,987
     Other income (expense)..........          (24)        6       (5)       (20)           32            7              179
                                            ------    ------   ------    -------       -------      -------          -------

Income before income taxes...........          160       197      618      4,854         7,596        1,465            6,166
Provision for income taxes...........           51        35      267      1,908         3,116          601            2,528
                                            ------    ------   ------    -------       -------      -------          -------

Net income...........................       $  109    $  162   $  351    $ 2,946       $ 4,480      $   864          $ 3,638
                                            ======    ======   ======    =======       =======      =======          =======

Pro forma net income per share (1)...                                                                  $.30             $.25
                                                                                                    =======          =======

Pro forma weighted average
common shares (1)....................                                                                14,869           14,869

                                                                                                         SIX MONTHS
                                                                              YEAR ENDED DECEMBER 31,   ENDED JUNE 30,
                                                                              -----------------------   --------------
                                         1991       1992          1993           1994         1995           1995         1996
                                       --------   --------   --------------   ----------   ----------   --------------   -------
                                       BALANCE SHEET DATA:   (IN THOUSANDS)
Cash and cash equivalents...........     $  633     $  396          $  359        $3,030      $ 5,861          $   513   $12,217
Working capital.....................        559        592             679         3,486        9,640            4,315    11,201
Total assets........................      1,417      1,631           4,446         9,551       16,463           11,470    23,969
Long-term debt......................         39         63              56           176          138              193       102
     Total shareholders' equity
      (1)(2)........................        683        845           1,196         4,142       10,620            5,007    14,558

____________________________

(1) Gives effect to the conversion of 3,375,900 of Series A Preferred Stock into 5,036,850 shares of Common Stock upon the closing of the Offering and the reversal of accrued dividends payable thereon. See
          Note 2 of notes to the consolidated financial statements for information regarding the calculation of pro forma net income per share.
(2) Includes amounts attributable to Series A Preferred Stock and the reversal of accrued dividends payable thereon.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

          Powerwave designs, manufactures and markets ultra-linear RF power amplifiers for use in the wireless communications market. The Company's amplifiers, which are key components in wireless communications networks, increase the signal strength of wireless transmissions while reducing interference. The Company's amplifiers are currently being utilized in cellular base stations and support a broad range of analog and digital transmission protocols, including CDMA, TDMA, GSM, FHMA, AMPS and TACS. The Company also produces power amplifiers for the SMR market and air-to-ground amplifiers used in both ground stations and commercial aircraft. The Company's customer base consists primarily of OEMs of wireless infrastructure equipment as well as specialized equipment manufacturers and designers in various wireless communications markets.

          Powerwave was formed in 1985 to develop a line of high-power RF amplifiers suitable for use with VHF/UHF, AM/FM transceivers. In addition, the Company offered products for use in the SMR industry. For the next several years, the Company continued product development in the land mobile radio industry, broadening its product offerings and selling to a diversified customer base.

          In late 1994, Powerwave developed a multi-channel linear RF amplifier which could be utilized in the transmission of radio signals for cellular base stations. In 1995, the Company began supplying multi-channel RF linear amplifiers for use in the deployment of a digital cellular network utilizing CDMA technology in South Korea. In 1996, the Company commenced development of amplifier products for PCS networks.

          A small number of customers account for a substantial majority of the Company's net sales. Although the Company is attempting to expand its customer base, the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net sales for the foreseeable future. The Company believes that its future success depends upon its ability to broaden its customer base. The Company's four largest customers include, in alphabetical order, Hyundai, In-Flight, LGIC and Samsung. For the six months ended June 30, 1996, these customers, each of which accounted for more than 10% of the Company's net sales, accounted for approximately 81% of the Company's net sales in the aggregate. In-Flight purchases the Company's products for implementation in an air-to-ground wireless network. As this network has been substantially completed, the Company expects sales to In-Flight to decrease significantly in future periods. Sales of power amplifiers to wireless infrastructure equipment suppliers are expected to continue to account for a substantial majority of the Company's product sales. Hyundai, LGIC and Samsung currently purchase products for implementation in the South Korean digital cellular telephone network. The Company expects that sales to these customers of products for use in the South Korean cellular network will decline as that network nears completion, which is expected to occur in the next one to two years. See "Risk Factors--Reliance upon South Korean Market and Growth of Wireless Services Market." A limited number of large OEMs account for a majority of RF power amplifier purchasers in this market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these types of customers. There can be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company, which could have a material adverse effect on the Company's business, results of operations and financial condition.

          In recent periods, Powerwave's revenues have continued to increase significantly, primarily as a result of increasing sales to a limited number of customers supplying the South Korean marketplace.

The Company is attempting to expand its customer base as it pursues additional opportunities within the wireless infrastructure equipment market. The Company has experienced, and expects to continue to experience, declining average sales prices for its multi-channel amplifier products. Wireless infrastructure equipment manufacturers have come under increasing price pressure from cellular service providers, which in turn has resulted in downward pricing pressure on the Company's products. Consequently, the Company believes that in order to maintain or improve existing gross margins in the near term, it must achieve manufacturing cost reductions, and in the long term it must develop new products that incorporate advanced features and that command higher gross margins. The Company has initiated actions that it believes will reduce its materials and manufacturing costs and intends to continue to invest significant internal resources in the development of its amplification products.

RESULTS OF OPERATIONS

The following table summarizes the Company's results of operations as a percentage of net sales for the fiscal years ended December 31, 1993, 1994 and 1995 and the six-month periods ended June 30, 1995 and 1996.

                                                                    PERCENTAGE OF REVENUES
                                                            ---------------------------------------
                                                                                                SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                                   ------------------------------------       ------------------
                                                       1993       1994          1995           1995       1996
                                                   ----------   ---------   -----------       -------    -------
STATEMENT OF
OPERATIONS DATA:
  Net sales...................                      100.0%       100.0%      100.0%            100.0%     100.0%
Cost of sales.................                       75.3         63.3        63.0              68.7       59.2
                                                     ----        -----        ----             -----       ----
Gross profit..................                       24.7         36.7        37.0              31.3       40.8

Operating expenses:
 Sales and marketing..........                        4.4          2.5         4.3               4.9        7.4
 Research and development.....                        6.7          6.3         6.3               6.6        8.4
 General and administrative...                        6.4          6.6         5.4               7.2        4.4
                                                     ----        -----        ----             -----       ----
Total operating expenses......                       17.5         15.4        16.0              18.7       20.2

Operating income..............                        7.2         21.3        21.0              12.6       20.6
Other income (expense)........                       (0.1)        (0.1)        0.1               0.1        0.6
                                                     ----        -----        ----             -----       ----

Income before income taxes....                        7.1         21.2        21.1              12.7       21.2
Provision for income taxes....                        3.1          8.3         8.7               5.2        8.7
                                                     ----        -----        ----             -----       ----

Net income....................                         4.0%       12.9%       12.4%              7.5%      12.5%
                                                     =====        ====       =====             =====       =====

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

Net Sales

          The Company's net sales are primarily from the sale of RF power amplifiers for use in wireless communications networks. The Company's revenues increased 162.3% from $8.7 million in 1993 to $22.9 million in 1994 and increased 57.7% to $36.0 million in 1995. The increase from 1993 to 1994 was principally attributable to increased sales of a new generation SMR amplifier product to a single customer. In 1994, three customers accounted for approximately 65% of total revenues. For 1994, SMR and paging systems accounted for approximately 56% of revenues, while air-to-ground amplifier sales accounted for approximately 30% of revenues. The increase in revenues from 1994 to 1995 was principally attributable to the introduction of several new cellular multi-channel linear RF power amplifier products. For 1995, multi-channel linear RF amplifiers accounted for approximately 54% of revenues, while SMR and paging accounted for approximately 29% of revenues. Air-to-ground amplifiers reduced to 15% of revenues for the year. The increase in multi-channel amplifier sales was largely attributable to supplying the Company's South Korean customers for the implementation of the digital cellular network in South Korea. During 1995, four customers accounted for approximately 29%, 15%, 13% and 11%, respectively, of revenues.

          For the fiscal years 1993, 1994 and 1995 international revenues accounted for 8.0%, 8.7% and 67.1%, respectively, of the Company's net sales. The Company expects that international revenues will continue to account for a significant percentage of the Company's net sales for the foreseeable future. As a result, the Company is subject to various risks, including a greater difficulty of administering business globally, compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers, differences in intellectual property protections, health and safety requirements, difficulties in staffing and managing foreign operations, longer accounts receivable cycles, currency fluctuations, repatriation of earnings, export control restrictions, overlapping or differing tax structures, political and economic instability and general trade restrictions.

Gross Profit

          Cost of sales consists primarily of raw materials, assembly and test labor, overhead, warranty costs and royalties. Gross profit margins were 24.7%, 36.7% and 37.0% in 1993, 1994 and 1995, respectively. The gross profit margins between 1993 and 1994 increased as manufacturing overhead was further absorbed with increased sales of the same product line. The gross margins between 1994 and 1995 remained relatively flat primarily due to a decrease in average sales prices on existing SMR products which were offset by a change in the sales mix to new cellular multi-channel RF amplifier products, which have higher gross margins. For a discussion of the effects of declining average sales prices on the Company's business, see "Risk Factors--Declining Average Sales Prices." The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. Due to these competitive pressures, the Company expects that the average sales prices of its products will continue to decrease. Future pricing actions by the Company and its competitors may adversely impact the Company's gross margins and profitability, which could also result in decreased liquidity and adversely affect the Company's business, results of operations and financial condition.

Operating Expenses

          Sales and marketing expenses consist primarily of sales commissions, salaries and other expenses for sales and marketing personnel, travel expenses and trade shows. Sales and marketing expenses increased 47.4% from $0.4 million in 1993 to $0.6 million in 1994 and increased by 173.1% to $1.6 million in 1995. Sales and marketing expenses as a percentage of revenues were 4.4%, 2.5% and 4.3% in 1993, 1994 and 1995, respectively. The decrease in sales and marketing expenses as a percentage of sales between 1993 and 1994 resulted from the Company's decision to hold sales and marketing expenses relatively constant while revenues were growing. The increase in sales and marketing expenses between 1994 and 1995 was primarily attributable to increases in sales personnel and sales commissions related to increased product sales.

          Research and development expenses include ongoing amplifier design and development expenses, as well as those design expenses associated with reducing the cost and improving the manufacturability of existing amplifiers. Research and development expenses increased by 146.6% from $0.6 million in

1993 to $1.4 million in 1994 and increased by 57.2% to $2.3 million in 1995. The increase in research and development expenses has been due to the Company's continued commitment to new product development, which includes development during 1994 and 1995 of multi-channel linear RF amplifiers for the cellular marketplace. Research and development expenses as a percentage of revenues were 6.7%, 6.3% and 6.2% in 1993, 1994 and 1995, respectively. The increase in expenses between 1993 and 1994 and 1994 and 1995 was primarily due to increased personnel costs, materials costs related to design and development of product prototypes, consulting costs and related overhead expenses.

          General and administrative expenses consist primarily of salaries and other expenses for management, finance, accounting and human resources. General and administrative expenses increased by 171.4% from $0.6 million in 1993 to $1.5 million in 1994 and increased by 29.0% to $2.0 million in 1995. General and administrative expenses as a percentage of revenues were 6.4%, 6.6% and 5.4% in 1993, 1994 and 1995, respectively. The increase in general and administrative expenses between 1993 and 1994 was primarily due to higher incentive payments in 1994 as opposed to 1993. General and administrative expenses increased from 1994 to 1995 due to increases in personnel and related labor costs.

Other Income (Expense)

          The Company incurred net interest expense in 1993 and 1994 from the use of capital lease financing to fund the Company's capital equipment expenditures and working capital requirements. The Company generated net interest income in 1995 as a result of excess working capital which was invested in short-term money market instruments.

Provision for Income Taxes

          The Company's effective tax rates were 43.1%, 39.3% and 41.0% for the years ended December 31, 1993, 1994 and 1995, respectively.

SIX MONTHS ENDED JUNE 30, 1995 AND JUNE 30, 1996

Net Sales

          Revenues increased by 151.5% from $11.6 million for the six months ended June 30, 1995 to $29.1 million in the six months ended June 30, 1996. The growth in revenue was primarily attributable to increased demand by the Company's South Korean customers for multi-channel linear amplifiers, partially offset by a decrease in sales volumes of SMR and paging amplifiers. For the first six months of 1996, multi-channel linear amplifiers accounted for approximately 72% of revenue, compared to approximately 21% for the first half of 1995. SMR and paging amplifiers accounted for approximately 13% of revenue for the first half of 1996, compared to approximately 46% of revenue for the comparable period in 1995. Air-to-ground amplifiers accounted for approximately 15% of revenues in the first half of 1996, compared to approximately 27% in 1995. International sales accounted for 47.4% of revenues for the first six months of 1995, compared with 69.4% for the first six months of 1996.

Gross Profit

          The gross margin for the six months ended June 30, 1995 and June 30, 1996 as a percentage of revenue was 31.3% and 40.8%, respectively. The increase in gross margins during the first six months of 1996 was primarily attributable to reductions in manufacturing costs and a shift in sales mix to multi-channel linear RF amplifiers which have higher gross margins.

Operating Expenses

          Sales and marketing expenses increased by 281.8% from $0.6 million for the six months ended June 30, 1995 to $2.2 million for the six months ended June 30, 1996. Sales and marketing expenses as a percentage of sales were 4.9% and 7.4%, respectively. The increase in sales and marketing expenses was primarily attributable to increases in the sales and marketing staff and sales commissions related to increased product sales. The Company intends to increase its investment in sales and marketing in future periods.

          Research and development expenses increased by 223.0% from $0.8 million for the six months ended June 30, 1995 to $2.5 million for the six months ended June 30, 1996. Research and development expenses as a percentage of sales were 6.6% and 8.4%, respectively. The increase in research and development expenses during the first six months of 1996 was primarily attributable to increased staffing and associated engineering costs related to continued new product development, including the Company's second generation multi-channel linear amplifier for cellular networks, and ongoing product enhancements. During the second quarter of 1996, the Company also began development work on amplifier products for PCS networks. The Company intends to increase its investment in research and development in future periods.

          General and administrative expenses increased by 53.1% from $0.8 million for the six months ended June 30, 1995 to $1.3 million for the six months ended June 30, 1996. General and administrative expenses as a percentage of sales were 7.2% and 4.4%, respectively. The increase in general and administrative expenses during the first six months of 1996 was primarily attributable to increased staffing costs associated with supporting the Company's increased revenues.

Provision for Income Taxes

          The Company's effective tax rate was 41.0% for both the six month periods ended June 30, 1995 and 1996.

Quarterly Results of Operations

          The following tables present unaudited quarterly financial information for each quarter of fiscal 1994, 1995 and the first six months of 1996. The information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements appearing elsewhere in this Prospectus and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. These operating results are not necessarily indicative of results that may be expected for any subsequent periods.

                                                              QUARTER ENDED
                                -----------------------------------------------------------------------
                                 MAR. 31  JUNE 30   SEPT. 30   DEC. 31   MAR. 31    JUNE 30   SEPT. 30
                                  1994     1994       1994      1994      1995       1995       1995
                                -------   -------   --------   --------  --------   --------  --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................   $4,791   $6,469    $7,394      $4,207     $4,593    $6,980    $10,811
Cost of sales................    3,095    4,101     4,510       2,760      3,337     4,616      6,601
                                ------   ------    ------      ------     ------    ------    ------
Gross profit.................    1,696     2,368    2,884       1,447      1,256     2,364      4,210

Operating expenses:
 Sales and marketing.........      119       159      150         142        227       338        448
 Research and development....      268       347      389         429        298       461        642
 General and administrative..      298       320      412         488        397       441        450
                                ------    ------   ------      ------     ------    ------      -----
Total operating expenses.....      685       826      951       1,059        922     1,240      1,540
                                ------    ------   ------      ------     ------    ------      -----

Operating income.............    1,011     1,542    1,933         388        334     1,124      2,670
  Other income (expense).....       (9)      (29)      (6)         24         18       (11)        (7)
                                ------    ------   ------      ------     ------    ------      -----

Income before income taxes...    1,002     1,513    1,927         412        352     1,113      2,663
Provision for income taxes...      394       595      758         161        144       457      1,093
                                ------    ------   ------      ------     ------    ------      -----

Net income...................  $   608   $   918   $1,169      $  251     $  208    $  656     $1,570
                                ======   =======   ======      ======     ======    ======     ======


                                         QUARTER ENDED
                                   ---------------------------
                                   DEC. 31   MAR. 31   JUNE 30
                                    1995       1996      1996
                                   --------  --------  -------

STATEMENT OF OPERATIONS DATA:
Net sales....................       $13,660    $13,807  $15,301
Cost of sales................         8,159      8,229    9,000
                                     -------   ------   ------
Gross profit.................         5,501      5,578     6,301

Operating expenses:
 Sales and marketing.........           544      1,056      1,103
 Research and development....           851      1,075      1,375
 General and administrative..           670        612        671
                                    -------     ------    -------
Total operating expenses.....         2,065      2,743      3,149
                                    -------     ------    -------
                                      3,436      2,835      3,152
Operating income.............            32         59        120
  Other income (expense).....       -------     ------    -------

                                      3,468      2,894      3,272
Income before income taxes...         1,422      1,186      1,342
Provision for income taxes...       -------     ------    -------

                                    $ 2,046     $1,708    $ 1,930
Net income...................       =======     ======    =======


                                                                    AS A PERCENTAGE OF NET SALES
                                         ----------------------------------------------------------------------------------
 STATEMENT OF OPERATIONS DATA:
   Net sales..................           100.0%   100.0%     100.0%     100.0%    100.0%    100.0%      100.0%     100.0%
 Cost of sales................            64.6     63.4       61.0       65.6      72.7      66.1       61.1        59.7
                                        ------   ------     ------     ------    ------    ------     ------       -----
 Gross profit.................            35.4     36.6       39.0       34.4      27.3      33.9       38.9        40.3

Operating expenses:
 Sales and marketing.........              2.5      2.5        2.0        3.4       5.0       4.8        4.1         4.0
 Research and development....              5.6      5.4        5.3       10.2       6.5       6.6        5.9         6.2
 General and administrative..              6.2      4.9        5.6       11.6       8.6       6.3        4.2         4.9
                                        ------   ------     ------     ------    ------    ------      -----     -------
Total operating expenses.....             14.3     12.8       12.9       25.2      20.1      17.7       14.2        15.1

Operating income.............             21.1     23.8       26.1        9.2       7.2      16.2       24.7        25.2
  Other income (expense).....             (0.2)    (0.4)      (0.1)       0.6       0.5      (0.3)      (0.1)        0.2
                                        ------   ------     ------     ------    ------    ------      -----     -------

Income before income taxes...             20.9     23.4       26.0        9.8       7.7      15.9       24.6        25.4
Provision for income taxes...              8.2      9.2       10.3        3.8       3.2       6.5       10.1        10.4
                                        ------   ------     ------     ------    ------    ------      -----     -------

  Net income.................             12.7%    14.2%      15.7%       6.0%      4.5%      9.4%      14.5%       15.0%
                                        ======   ======     ======     ======    ======    ======      =====     =======


                                               AS A PERCENTAGE OF NET SALES
                                        ---------------------------------------------
 STATEMENT OF OPERATIONS DATA:
   Net sales..................            100.0%        100.0%
 Cost of sales................             59.6          58.8
                                         ------        ------
 Gross profit.................             40.4          41.2

Operating expenses:
 Sales and marketing.........               7.6           7.2
 Research and development....               7.8           9.0
 General and administrative..               4.4           4.4
                                         ------       -------
Total operating expenses.....              19.8          20.6

Operating income.............              20.6          20.6
  Other income (expense).....               0.4           0.8
                                         ------       -------

Income before income taxes...              21.0          21.4
Provision for income taxes...               8.6           8.8
                                         ------       -------

  Net income.................              12.4%         12.6%
                                         ======       =======


          The Company experiences, and expects to continue to experience, significant fluctuations in sales and operating results from quarter to quarter. Quarterly results fluctuate due to a number of factors, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In particular, the Company's quarterly results of operations can vary due to the timing, cancellation, or rescheduling of customer orders and shipments; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components; the timing, availability and sale of new products by the Company; changes in the mix of products having differing gross margins; warranty expenses; changes in average sales prices; long sales cycles associated with the Company's products; and variations in product development and other operating expenses. The Company's quarterly revenues are also affected by volume discounts given to certain customers for large volume purchases over a given period of time. In addition, the Company's quarterly results of operations are influenced by competitive factors, including pricing, availability and demand for the Company's and competing amplification products. A large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect of such net sales shortfall. Furthermore, announcements by the Company or its competitors regarding new products and technologies could cause customers to defer purchases of the Company's products. In addition, while the Company receives periodic order forecasts from its major customers, such customers have no binding obligation to purchase the forecasted amounts. See "Risk Factors-- Customer Concentration." Order deferrals and cancellations by the Company's customers, declining average sales prices, delays in the Company's introduction of new products and longer than anticipated sales cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. There can be no assurance that the Company will not experience such effects in the future.

          Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that the Company will maintain its current profitability in the future or that future revenues and operating results will not be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected.

Net Sales

          Revenues grew substantially over the ten-quarter period, with significant quarter to quarter fluctuations. Fluctuations in revenues over the four quarters of fiscal 1994 and the first two quarters of fiscal 1995 resulted primarily from fluctuations in demand for SMR and air-to-ground amplifier products. The increase in revenues in the final two quarters of fiscal 1995 and the first two quarters of fiscal 1996 resulted primarily from increasing demand for cellular multi-channel linear RF amplifier products. The increase in revenues in the first two quarters of fiscal 1996 was partially offset by a reduction in the average sales price of the Company's multi-channel linear RF amplifier products.

Gross Profit

          Gross profit margins ranged from 27.3% to 41.2% over the ten-quarter period, with significant quarter to quarter fluctuations. Gross profit margins decreased in the fourth quarter of fiscal 1994 and in the first two quarters of fiscal 1995 primarily as a result of a decrease in revenue, as well as manufacturing inefficiencies experienced in the introduction of a new amplifier. The increases in gross margins from the second quarter of fiscal 1995 to the second quarter of fiscal 1996 were primarily attributable to a shift in the sales mix to multi-channel linear RF amplifiers, improved manufacturing efficiencies and lower materials costs.

Operating Expenses

          Sales and marketing expenses grew over the ten-quarter period, generally, with consistent increases quarter to quarter. The increases in sales and marketing expenses were primarily a result of increased headcount and higher sales commissions associated with the overall growth in revenue.

          Research and development expenses grew substantially over the ten-quarter period. The increases in research and development expenses were primarily a result of increased headcount and associated development costs as the Company staffed several cellular power amplifier development projects. Research and development expenses decreased between the fourth quarter of fiscal 1994 and the first quarter of fiscal 1995 primarily as a result of a temporary reduction in headcount due to a reduction in business activity and to lower incentive compensation payments paid in fiscal 1995 as opposed to fiscal 1994.

          General and administrative expenses generally grew consistently over the ten-quarter period in support of increasing revenues. The increases in general and administrative expenses were primarily a result of increased headcount and associated labor costs. General and administrative expenses decreased between the fourth quarter of fiscal 1994 and the first quarter of fiscal 1995 as a result of a temporary reduction in headcount due to a reduction in business activity and to lower incentive compensation payments paid in fiscal 1995 as opposed to fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

          The Company has historically financed its operations primarily through a combination of cash on hand, cash provided from operations, equipment lease financings, available borrowings under its bank line of credit and a private equity offering. As of June 30, 1996, the Company had working capital of $11.2 million, including $12.2 million in cash and cash equivalents.

          Cash provided by operations was approximately $.1 million, $3.7 million, $.9 million and $6.5 million in 1993, 1994, 1995, and in the six months ended June 30,1996, respectively. Cash generated from operations in 1994 was primarily due to improved profitability and reductions in accounts receivable. Cash generated from operations in the six months ended June 30, 1996 was primarily as a result of increased profitability, improved accounts receivable and working capital management.

          On October 10, 1995, the Company and certain shareholders entered into a Stock Purchase Agreement with two venture capital fund investors in which the Company sold a total of 3,375,900 shares of Series A Preferred Stock at an aggregate price of $15 million. As part of these transactions, the Company subsequently purchased 5,063,850 shares of its Common Stock from certain shareholders for an aggregate price of $12.5 million. The Company received net proceeds from this transaction of $2.0 million. The Series A Preferred Stock has a dividend rate of twelve (12%) percent per annum, commencing January 1, 1996, and payable upon the redemption or repurchase of such Series A Preferred Stock or the conversion of such Series A Preferred Stock into Common Stock of the Company after December 31, 1996. If the Company completes an underwritten public offering pursuant to an effective registration statement under the Securities Act on or before December 31, 1996, covering the offer and sale of Common Stock for the account of the Company from which the aggregate net proceeds to the Company exceed $15 million and in which the price per share is at least $5.924346 per share, the dividend on the Series A Preferred Stock will not be payable. The Series A Preferred Stock is convertible into shares of Common Stock of the Company at a rate of one and one-half (1.5) shares of Common Stock for each share of Series A Preferred Stock, adjusted for any accrued and unpaid dividends.

          Capital expenditures were approximately $.4 million, $.2 million, $.5 million and $1.4 million in 1993, 1994, 1995 and in the six months ended June 30, 1996, respectively, of which approximately $77,000, $.2 million, $0 and $0, respectively, were financed through capital leases. The Company relocated its headquarters and manufacturing operations to a new leased facility in July 1996. Leasehold improvements and capital expenditures associated with this facility total approximately $2.0 million and should be completed during the third quarter of 1996.

          On May 30, 1996, the Company entered into a $5 million unsecured committed revolving credit agreement with a maturity date of May 31, 1997. The agreement allows the Company to borrow at the bank's reference rate. The Company is required to pay a commitment fee equal to .125% per annum based on the average daily unused portion of the facility. The fee is payable quarterly in arrears. Under the terms of this credit facility, the Company is required to maintain certain minimum working capital, net worth and financial ratios. As of June 30, 1996, the full amount of the facility was available to the Company and the Company has not utilized this facility.

          The Company had cash and cash equivalents of $12.2 million at June 30, 1996, compared with $5.9 million at December 31, 1995. The Company regularly reviews its cash funding requirements and attempts to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under any credit facilities, financing through equipment lease transactions, and possible future public or private debt and/or equity offerings. The Company invests its excess cash in investment grade short-term money market instruments.

          The Company believes that the net proceeds from the Offering, together with existing cash balances, funds expected to be generated from operations and borrowings under its bank line of credit will provide the Company with sufficient funds to finance its operations for at least the next 12 months. The Company has utilized lease financing for the equipment used in its manufacturing operations and expects to continue to do so in the future. The Company may require additional funds to support its working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity and/or debt financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to the Company or its shareholders. See "Risk Factors--Future Capital Requirements."

                                   BUSINESS

          Powerwave designs, manufactures and markets ultra-linear RF power amplifiers for use in the wireless communications market. The Company's amplifiers, which are key components in wireless communications networks, increase the signal strength of wireless transmissions while reducing interference, or "noise." The reduction of noise enables wireless service providers to offer improved service to subscribers by offering clearer call connections with less interference. Increasing the signal strength of wireless transmissions also improves service by reducing the number of interrupted or dropped calls. Powerwave's RF power amplifiers achieve ultra-linearity at increased levels of amplification through the application of "feedforward" technology which enables the Company's multi-channel power amplifiers to significantly reduce RF interference thereby increasing the efficiency of the wireless service provider's network.

          Powerwave manufactures both single channel and multi-channel amplifiers, with a focus on multi-channel products. Multi-channel amplifiers integrate the functions of several power amplifiers and cavity filters within a single unit, thereby reducing service providers' equipment and maintenance costs and space requirements while providing increased call capacity. The Company's products are currently being utilized in cellular base stations in both digital and analog-based networks and the Company has recently delivered initial prototype units for PCS networks. The Company's products support a wide range of digital and analog transmission protocols including CDMA, TDMA, GSM, FHMA, AMPS and TACS. See "-- Markets; Cellular and PCS." The Company also produces power amplifiers for the SMR market, which is characterized as a two-way radio market with devices commonly utilized by police and emergency personnel and the business dispatch marketplace. The Company also manufactures air-to-ground amplifiers used both in ground stations and in commercial aircraft to amplify telephone transmissions between airline passengers and ground based network systems.

          The Company began selling RF power amplifiers for use in analog wireless networks in 1985. In 1995, the Company began selling multi-channel ultra-linear amplifiers for installation in digital cellular base stations in South Korea, and the Company believes that it is the leading supplier of amplifiers to the South Korean market. South Korea is experiencing rapid economic development and is one of the first countries worldwide to begin the process of installing a nationwide digital cellular network. The Company's customers in the South Korean market include Hyundai, LGIC and Samsung. The Company also sells amplifiers domestically to numerous wireless equipment suppliers, including ADC Kentrox Industries, Inc., AirNet Communications Corp., In-Flight Phone Corp., Metawave Communications Corporation and Phoenix Wireless Group, Inc.

INDUSTRY BACKGROUND

          The worldwide wireless communications market, which consists of cellular, PCS, SMR, paging, air to ground and other applications, has experienced significant growth in recent years. According to the Cellular Telephone Industry Association, the total number of worldwide subscribers for cellular services, the leading sector of the wireless market, increased 59% from
54.5 million in 1994 to 86.8 million in 1995. The growth in wireless communications is largely attributable to increased affordability in consumer equipment, such as cellular phones and pagers, more comprehensive service coverage at lower prices and technological advancements which have resulted in improved transmission quality and reliability. International growth has also been driven by the build-out of cellular networks, including those designed to serve as primary telephone systems in part due to inadequacies in existing wireline infrastructures.

          The continuing growth of the wireless communications market, and of the cellular communications segment in particular, has resulted in the crowding of transmissions within the available spectrum of radio frequencies. In the United States, only 3% of the usable 4000 megahertz (MHz) of RF spectrum have been allocated for cellular transmissions. As a result of the limited allocation of frequencies and the related overcrowding of available bandwidths, service providers are increasingly deploying digital networks which, by comparison to analog networks, allow a greater number of transmissions over the same range of frequencies. Digital networks, by converting voice transmissions into bits of electronic information, are able to utilize the existing radio spectrum allocated to cellular transmissions more efficiently and thereby increase the call capacity of a given network. The implementation of digital networks, in conjunction with continued growth and upgrading of analog networks, has resulted in an increased demand for network infrastructure equipment.

          Consumer demand for additional services, combined with capacity constraints and other limitations of cellular networks, has also led to the development of PCS, another form of wireless communications which utilizes a higher frequency range. It is anticipated that PCS applications will include voice communication, personal messaging, mobile facsimile transmission and wireless computer networking. The Personal Communications Industry Association estimates that by the end of the decade there will be approximately 100,000 PCS cell sites in the United States servicing more than 15 million PCS users.

          In 1995 and 1996, the United States government auctioned PCS frequency licenses covering markets throughout the U.S. and its territories for an aggregate purchase price of approximately $17.4 billion. This indicates the scale of investment being made in the PCS market. The successful bidders included AT&T Wireless PCS, Inc., PCS Primeco L.P., a consortium of Bell Atlantic Corp., Nynex Corporation, Airtouch Communications, Inc. and US West, Inc.; and Wireless Co., a consortium of Sprint Corp., TCI International, Inc., Comcast Corp., Cox Enterprises, Inc. and GTE Corporation.

CELLULAR AND PCS NETWORKS

          Cellular networks use a number of base stations with high power antennas to serve a geographical region. Each region is broken down into a number of smaller geographical areas, or "cells." Each cell has its own base station which uses wireless technology to receive subscribers calls and transmit those calls through the wireline public switched telephone network ("PSTN"). Cellular networks operate within the 800 and 900 MHz bandwidths of the radio spectrum. PCS networks operate in a substantially similar manner as cellular networks, except that PCS networks operate at a higher range in the available RF spectrum, at 1800 and 1900 MHz bandwidths. Transmissions at the higher frequencies utilized by PCS networks have shorter transmission waves as compared to cellular frequency transmissions, which limit the distances PCS transmissions can travel without significant degradation. Signals travel farther at lower frequencies and also penetrate into buildings and other obstacles better at the lower frequencies. Therefore, PCS networks operating at the higher frequency ranges will require smaller operating cells and more base stations than existing cellular networks to cover the same total geographic region. Additionally, due to the smaller geographical cell size utilized in PCS networks, PCS base stations and telephones will operate at lower power levels as compared to existing cellular networks.

          Base stations contain a variety of sophisticated electronic equipment, including RF power amplifiers, transceivers and oscillators. RF power amplifiers, which are typically the most expensive base station components, increase the signal strength of the incoming and outgoing transmissions which, like all radio waves, weaken as transmission distances increase. Traditionally, base station amplifiers were one of the primary sources of background noise, as they amplified not only the main signal but the noise inherent in the signal as well. Background noise, which is measured in decibels (dBc), distorts the transmission signal and may cause the signal to transmit outside of its designated frequency, thereby possibly interfering with other transmissions and resulting in interrupted and dropped calls. Current amplifier technology reduces the background noise in the transmitted signal through the use of linearization technology.

          Linearity is the degree to which amplified signals remain within their prescribed band of radio frequency with low distortion or interference with adjacent channels. An amplifier's capacity to limit or reduce background noise is dependent on its ability to amplify signals with high linearity. Ultra-linear power amplifiers amplify a signal while significantly reducing the related background noise, thus enabling cellular and PCS service providers to place more signals within a given bandwidth and thereby accommodate a larger number of subscribers on a network. Utilizing power amplifiers with high linearity is therefore critical to service providers' ability to improve the efficiency and increase the capacity of their systems.

          In analog cellular networks, each base station is allocated a certain number of frequency channels, each of which can carry only one call at a time. As such, a base station can not transmit or receive more calls than it has available channels at any given time. Originally, cellular base stations in analog networks used single channel power amplifiers for each frequency channel allocated to the cell. Many analog cellular networks now utilize a process known as adaptive channel allocation in order to increase network capacity. In adaptive channel allocation, which requires multi-channel amplifiers, unused channels in cells are temporarily reallocated to augment more heavily utilized adjacent cells. The signals are amplified simultaneously through a multi-channel power amplifier which allows for the simultaneous amplification of all channels within a base station. Multi-channel amplifiers require significantly higher linearity than do single channel designs, but do not require separate, high-maintenance, tunable cavity filters. By eliminating the need for separate cavity filters for each channel, multi-channel amplifiers reduce overall deployment and maintenance costs associated with base stations. While adaptive channel allocation using multi-channel linear amplifiers has increased the capacity of analog networks, many service providers still require additional capacity to serve the increased flow of transmissions through their networks. This has led many service providers to begin to move from analog networks to digital networks.

          In digital networks, calls are segmented and transmitted across the entire bandwidth of allocated spectrum, rather than in single channels of that spectrum. The calls are then reassembled when received at the base station or cellular phone. While using the entire bandwidth of allocated spectrum results in greater system capacity, there is a greater likelihood that even minimal background noise will result in interrupted or dropped calls. Accordingly, ultra-linear amplification is even more critical in digital networks than in their analog counterparts.

          While the core technologies related to linear amplification of wireless transmissions are fairly well established, manufacturing reliable ultra-linear RF power amplifiers in a repeatable, cost-effective manner remains a difficult process. Due to the nature of RF signals, amplification can cause frequency and phase variations in the transmission signal for a variety of reasons, including the electromagnetic make-up of the amplifier's own components. As such, the manufacturing process involves highly precise fine-tuning of the amplifier's electronic components by skilled technicians.

          The Company believes that the growth in demand for cellular services and the deployment of PCS will result in increased demand for network infrastructure equipment meeting more exacting specifications. This has created a significant market opportunity for third-party RF power amplifier manufacturers capable of producing highly reliable ultra-linear multi-channel RF power amplifiers in a repeatable, cost-effective manner.

THE POWERWAVE SOLUTION

          Powerwave's focus on multi-channel power amplifiers and the experience it has gained through the implementation of its products in digital cellular networks have enabled the Company to develop substantial expertise in ultra-linear multi-channel power amplifier technology. The Company has developed the ability to manufacture ultra-linear multi-channel RF power amplifiers in a standard, repeatable manner, thus allowing for increased production and reliability. In addition, by obtaining components from numerous leading technology companies, Powerwave is able to respond quickly and cost-effectively to new transmission protocols and design specifications. The manufacturability of the Company's existing multi-channel RF power amplifier design has allowed it to increase its manufacturing productivity while reducing its product costs. The Company believes that its ability to cost-effectively manufacture commercial quantities of multi-channel RF power amplifiers represents a competitive advantage over other third-party manufacturers of RF power amplifiers.

          Powerwave's ultra-linear multi-channel RF power amplifiers utilize the Company's implementation of feedforward technology to increase power and linearity for cellular and PCS service providers. The ultra-linear, multi-channel approach utilized by the Company in its amplifiers provides increased transmission capacity as well as quality, thereby providing a highly reliable, low maintenance product that reduces the providers' future operating costs. The Company's products support multiple transmission protocols, including existing analog protocols such as AMPS and TACS, as well as current digital protocols including CDMA, TDMA, FHMA and GSM. The Company is committed to supporting all widely accepted existing and future communication protocols.

STRATEGY

          Powerwave's strategic objective is to be the leading third-party supplier of high performance RF power amplifiers used in digital and analog wireless networks worldwide. The Company's strategy includes the following key elements:

          PROVIDE LEADING TECHNOLOGY TO THE RF AMPLIFIER INDUSTRY. Powerwave intends to continue to dedicate significant resources to the research and development of new methods to improve amplifier performance, including methods to reduce noise and increase power in the RF amplification process. The Company believes that further reductions in noise may be attained through digital processing, regulating amplifiers with software and other techniques, as well as through continued improvements in traditional feedforward technology. The Company also intends to focus its research and development resources on increasing amplifier reliability and on methods to decrease the need to re-tune amplifiers in the field. The Company is currently investigating several technologies, including "smart" amplifier technologies which enable an amplifier to re-tune itself automatically.

          LEVERAGE POSITION AS LEADING MULTI-CHANNEL AMPLIFIER SUPPLIER. Powerwave intends to continue to leverage its experience in supplying ultra-linear multi-channel RF power amplifiers, especially for the South Korean marketplace, and to penetrate other existing and emerging wireless markets. The Company currently supplies its products to Hyundai, LGIC and Samsung and believes that it is the leading supplier of multi-channel RF power amplifiers being installed in the South Korean nationwide digital cellular network. The Company is incorporating its technological expertise, manufacturing capability and product implementation experience into its marketing and sales strategy which targets new domestic and foreign customers. The Company's sales and marketing strategy focuses on establishing relationships with customers through a network of sales representatives selected on the basis of their contacts with the Company's potential customers and knowledge of the wireless infrastructure market. In addition, the

Company intends to leverage its existing relationships with its South Korean customers as they attempt to market their infrastructure equipment throughout the world.

          EXPAND RELATIONSHIPS WITH LEADING OEMS. Powerwave intends to continue to develop new, and strengthen existing, relationships with the leading OEMs of wireless base stations. Many leading OEMs, including Ericsson, Lucent and Motorola, manufacture their own power amplifiers as opposed to purchasing such equipment from third-party vendors such as the Company. Powerwave believes that increased traffic flow on wireless networks and capacity limitations have resulted in service providers making greater demands on OEMs' resources. As a result, the Company believes that OEMs may increasingly consider purchasing power amplifiers from third-party suppliers rather than devoting resources to internal development and manufacturing of such components. The Company seeks to provide cost effective amplifier solutions which will allow OEMs to more efficiently utilize their research and development resources in other areas.

          DEVELOP AND MARKET AMPLIFIER PRODUCTS FOR PCS NETWORKS. Powerwave intends to develop PCS single and multi-channel RF power amplifier products and utilize its network of sales representatives to market its PCS amplifiers to customers domestically and worldwide. The successful bidders for PCS frequency licenses are in the process of implementing PCS networks and are required to have such networks operational within designated time frames in order to avoid losing their frequency licenses. A limited number of test markets are currently operational in the United States and network operators in Asia and Europe are also moving forward with PCS technology. In the U.S., the Company believes that PCS network operators and infrastructure manufacturers are currently conducting product trials in order to validate technology and formulate future purchase decisions.

          MAINTAIN COMMITMENT TO QUALITY, RELIABILITY AND MANUFACTURABILITY. Powerwave designs its amplifiers to be manufactured in commercial quantities in a cost-effective manner while being built for high reliability and effectiveness. The Company believes that its ability to design products for volume manufacturing has been a competitive advantage in securing orders from its customers and positions the Company to attract new customers. Historically, power amplifiers have been difficult to manufacture in high volumes due to the complexities of RF power technology. Powerwave believes that the manufacturability of its products is enhanced by its strategy of purchasing standardized components for integration into its power amplifiers from numerous suppliers. By purchasing key components rather than internally manufacturing component parts, the Company believes it can more readily respond to new transmission protocols and customer specification demands. In addition, the Company believes that its third-party sourcing strategy enables it to minimize its capital investment in manufacturing facilities and focus its resources on developing new products and improvements to existing products utilizing the best suppliers available. The Company believes that its third-party sourcing strategy allows it to bring the latest improvements in technology to market ahead of its non-OEM competitors.

          INCREASE INVOLVEMENT IN ITS CUSTOMER PRODUCT DEVELOPMENT PROCESS. Powerwave intends to utilize technically-oriented marketing personnel to gain early access to the product development processes of existing and potential customers. By participating in a customer's product development, the Company seeks to have its standard product specifications designed into the customer's system, thereby ensuring sales to such customer and minimizing manufacturing costs associated with product customization. Powerwave also intends to utilize its marketing personnel to help direct its own product development. By interfacing with infrastructure manufacturers and service providers, the Company's marketing personnel gain substantial insight into user needs, cost sensitivity and quality requirements. By introducing these concepts early in the product development cycle, the Company believes it will be able to better serve customer demand with quality products offered at competitive prices.

MARKETS

          Powerwave sells its RF power amplifier products primarily into the following segments of the wireless communications market:

          CELLULAR AND PCS. The traditional cellular communications market is experiencing substantial growth. As a result of the limited allocation of frequencies and the related overcrowding of available bandwidths, service providers are increasingly deploying digital networks which, by comparison to analog networks, allow a greater number of transmissions over the same range of frequencies. Digital networks, by converting voice transmissions into bits of electronic information, are able to utilize the existing radio spectrum allocated to cellular transmissions more efficiently and thereby increase the call capacity of a given network. The implementation of digital networks, in conjunction with continued growth and upgrading of analog networks, has resulted in an increased demand for network infrastructure equipment. In addition, as a result of the recent FCC auction of radio spectrum allocated to PCS, leading telecommunications companies such as AT&T, Bell Atlantic and Sprint and cable systems operators such as Cox Enterprises and TCI International are beginning to install PCS networks, which the Company anticipates will substantially increase demand for ultra-linear RF power amplifiers. The Company's primary focus is on the cellular and PCS markets and the Company currently derives a substantial portion of its revenues from the cellular market.

          The table below describes the various cellular and PCS transmission protocols in use today.

                 MAJOR CELLULAR AND PCS TRANSMISSION PROTOCOLS

                               DESCRIPTION                           REGION AND FREQUENCY
===================================================================================================

ANALOG        AMPS = Advanced Mobile Phone Services           North America & Asia - 800MHz
CELLULAR      TACS = Total Access Communication System        Europe & Asia - 900MHz
              NMT = Nordic Mobile Telephone                   Europe & Asia - 900MHz
---------------------------------------------------------------------------------------------------
              CDMA = Code Division Multiple Access            North America & Asia - 800/900MHz
DIGITAL       TDMA = Time Division Multiple Access            North America & Asia - 800/450MHz
CELLULAR      GSM = Global System for Mobile Communications   Europe & Asia - 900MHz
              FHMA = Frequency Hopping Multiple Access        North America & Europe - 900MHz
              PDC = Pacific Digital Cellular                  Japan - 800/1400MHz
---------------------------------------------------------------------------------------------------
PCS           CDMA = Code Division Multiple Access            North America & Asia - 1800/1900MHz
              DCS-1800 = Digital Communications System        Europe & Asia - 1800MHz
              GSM = Global System for Mobile Communications   North America & Asia - 1900MHz
              PHS = Personal Handyphone System                Japan - 1900MHz
===================================================================================================

          SPECIALIZED MOBILE RADIO. Powerwave has been manufacturing power amplifiers for the SMR market since 1985. SMR is commonly associated with two-way communications devices used by police and emergency personnel and the business dispatch marketplace. While the domestic market has remained relatively static in the past few years, the Company believes there are opportunities in certain parts of the international market, where the installation of more expensive cellular systems is not cost-justified. In addition, Motorola recently introduced a two-way radio designed to compete with cellular phones. However, there can be no assurance that Motorola's system will achieve commercial success or, even if Motorola is successful, whether the Company will be able to sell amplifiers into this market.

The Company has also manufactured complete paging systems, including transmitters. The paging market is dominated by a few large suppliers, and the Company is no longer actively pursuing this market.

          AIR-TO-GROUND COMMUNICATIONS. Powerwave also provides amplifiers that are used to amplify telephone transmissions between commercial aircraft passengers and the PSTN. While the Company continues to service this market, sales opportunities within this market are limited.

PRODUCTS

          Powerwave designs and manufactures both single channel and multi-channel ultra-linear power amplifiers which are sold into the cellular and air-to-ground markets. The single channel products sold into these markets include the LP product series and the multi-channel products include the MCA product series. The Company also designs and manufactures single channel power amplifiers which are sold into the SMR and paging markets. The products sold into these markets include the RF, LP, KW and LDA product series.

          Powerwave's ultra-linear multi-channel amplifiers utilize a single feed forward loop, which allows greater operating efficiency and requires approximately 25% less electrical current than competing multi-loop designs. The Company's amplifiers employ a microprocessor based feed-forward loop design which results in better tracking between the pilot tone and the actual signal and reduces interference. Powerwave's multi-channel design also utilizes an actively switched output combiner (3 or 4 way), which allows any number of amplifiers to be "hot-swapped" without a significant loss of power. This design allows for true cold standby switching of a standby amplifier, thereby providing network operators with a backup redundancy solution for even greater reliability. The Company is also in the process of designing and testing both single channel and multi-channel ultra-linear power amplifiers for the emerging PCS marketplace.

          MCA SERIES. The MCA Series offers ultra-linear multi-channel power amplifier technology for CDMA, TDMA and GSM digital cellular systems positioned between 800-960 MHz, as well as analog systems utilizing AMPS, TACS, ETACS and SETACS protocols. The amplifiers are designed to be installed in racks of three or four amplifiers. Smart combiner paralleling units allow both higher power as well as system redundancy, which is the ability of the system to remain in operation in the event of the failure of one or more of the paralleled amplifiers. When combined, the units have "hot swap" capabilities whereby one unit can be removed from the rack while all others remain in operation. All MCA series multi-channel amplifiers provide remote status/fault monitoring capabilities.

          The MCA8000-250, which the Company believes is the leading amplifier in South Korea's nationwide digital cellular system, produces 25 Watts (W) average, 250W peak, power per channel with maximum distortion of-60dBc. Up to 4 units can be combined in parallel utilizing the Company's fully redundant smart combiner racks for effective average power ratings of 20W, 45W, 70W, and 90W.

          In August 1996, the Company introduced its second generation multi-channel amplifier, the MCA9000-400 which produces 40W average, 400W peak, power per channel with maximum distortion of -65dBc, while retaining its predecessor's hot swap, paralleling, and redundancy capabilities. Generally, as compared to the MCA 8000-250, one less amplifier can be used to achieve a similar power rating, thus decreasing the effective cost per watt to the service operator. Combining up to 3 units in a rack yields effective power ratings of 32W, 70W and 100W.

          Powerwave also offers within the MCA Series other standard linear products including 40W Class A and 250W Class AB amplifiers which are used in applications requiring reduced linearity or power.

          PCS SERIES. The PCS Series will offer both single and multi-channel amplifiers for use in PCS networks that operate in the international DCS-1800 frequency of 1.8 gigahertz (GHz) and the new United States PCS band at 1.9GHz. Typical system applications include CDMA, TDMA, and GSM protocols with output power ranging from 5W to 36W. The PCS Series of multi-channel amplifiers will offer similar power combining, system redundancy, and remote status/fault monitoring capabilities as the Company's MCA Series with output power ranging from 10W to 100W and distortion of -60dBc.

          RF SERIES. The RF Series is the Company's standard single channel analog amplification product for SMR, paging, repeater and trunking applications. These amplifiers operate in discreet bands within the 30 MHz to 960 MHz frequency range with input powers ranging from 10mW to 70W and produce output powers ranging from 50W to 160W. These amplifiers have been designed for simple installation and maintenance and are fully modular for quick and easy field service.

          LP SERIES. The LP Series is a single channel analog amplifier similar to the Company's RF Series amplifiers, but in a smaller 5 1/4" format. The LP Series is used in SMR, paging, repeater and trunking applications. These amplifiers also operate in the 35 MHz to 960 MHz frequency range with input powers ranging from 200mW to 20W and produce output power ranging from 30W to 60W.

          KW SERIES. The KW Series provides single channel amplification for analog and digital paging systems, SMR, repeaters and trunking. Amplifiers in the KW Series operate in the frequency range of 35 to 960 MHz and are compatible with most transmitters. These amplifiers operate with input powers ranging from 150mW to 40W and produce 250W, 320W or 450W of power output. Front panel metering allows users to easily monitor forward and reflected RF power output and many other critical functions. These units have hot swap capabilities and can be combined to produce 750W, 1000W and 1500W of output.

          LDA SERIES. The LDA Series provides broadband digital or analog amplification as a "building block" in larger amplification systems or as a stand-alone amplifier. The LDA Series products are used as a building block for applications involving electronic counter measures ("ECM") and radar systems. The products are also used as stand alone amplifiers for applications in laboratory testing, medical research and multi-band transceivers and are designed to operate in wide frequency ranges between 20MHz to 1GHz with output powers ranging from 5W to 150W.

          The Company's multi-channel power amplifiers range in price from $5,000 to $12,000 per amplifier, based upon the specification requirements. The Company's single channel amplifiers range in price from $1,000 to over $10,000 per amplifier depending upon product type and specifications. The Company also sells racks to install and combine multiple amplifiers, ranging in price from $1,000 to $5,000, depending upon specifications.

The Company's primary products are summarized below:

--------------------------------------------------------------------------------
                Powerwave MULTI-CHANNEL Amplifier Configurations
================================================================================


 Product                                           Avg. Power
  Series       Protocol      Frequency (MHz)        (Watts)      Linearity (dBc)
--------------------------------------------------------------------------------

               Cellular:
MCA              CDMA               851-960          25-100           -65
MCA              TDMA               851-960          25-100           -65
MCA               GSM               851-960           30-90           -70
--------------------------------------------------------------------------------
                PCS:***
PCS              CDMA             1805-1880          10-100           -60
PCS          DCS-1800 TDMA        1805-1880          10-100           -60
PCS              CDMA             1930-1990          10-100           -60
PCS              TDMA             1930-1990          10-100           -60
--------------------------------------------------------------------------------


Powerwave SINGLE CHANNEL Amplifier Configurations
--------------------------------------------------------------------------
Product
Series         Protocol        Frequency (MHz)    Avg. Power (Watts)
--------------------------------------------------------------------------
               Cellular:
LP               CDMA               851-960               10-120
LP               TDMA               851-960               10-120
LP                GSM               851-960               10-120
--------------------------------------------------------------------------
                PCS:***
PCS              CDMA             1805-1880                 5-36
PCS              TDMA             1805-1880
PCS              CDMA             1930-1990                 5-36
PCS              TDMA             1930-1990
PCS               GSM             1930-1990                   25
--------------------------------------------------------------------------
              SMR/PAGING:
RF                                   30-960               50-160
LP                                   30-960                30-60
KW                                   30-960              250-450
LDA                                 20-1000                5-150
--------------------------------------------------------------------------

***  Products in development or prototype stage.


CUSTOMERS

          The Company sells its products to a wide variety of customers worldwide. During the six months ended June 30, 1996, sales to Hyundai, LGIC and Samsung accounted for 66% of total sales and are expected to account for a higher percentage of sales during the second half of 1996. Each of these customers accounted for more than 10% of the Company's net sales in the period. The loss of any of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, could have a material adverse effect on the Company's business, results of operations and financial condition. Sales to In-Flight also accounted for more than 10% of total sales for the six months ended June 30, 1996. See "Risk Factors--Customer Concentration; and --Reliance upon South Korean Market and Growth of Wireless Services Market."

          The Company also sells to a wide variety of wireless equipment suppliers, including ADC Kentrox Industries, Inc., AirNet Communications Corp., In-Flight Phone Corp., GTE Airfone Corp., Metawave Communications Corporation, Motorola Corporation, Phoenix Wireless Group, Inc. and Uniden Corporation.

MARKETING AND DISTRIBUTION, INTERNATIONAL SALES

          Powerwave sells its products through a highly-technical direct sales force and through independent sales representatives. Direct sales personnel are assigned to geographic territories and, in addition to sales responsibilities, manage networks of independent sales representatives within the United States. The Company recently implemented a network of independent sales representatives selected for their familiarity with potential customers of the Company and knowledge of the wireless infrastructure market. Both the direct sales personnel and independent sales representatives generate product sales, provide product and customer service, and provide customer feed back for product development. In addition, the sales personnel and independent sales representatives receive support from the Company's marketing, product support and customer service departments. As the Company's potential customer base expands, the Company intends to further expand its network of independent sales representatives.

          The Company's marketing efforts are focused on establishing and developing long-term relationships with potential customers. Sales cycles for certain of the Company's products, particularly its base station power amplifiers are lengthy, typically ranging from 6 to 18 months. As is customary in the industry, sales are made through standard purchase orders which can be subject to cancellation, postponement or other types of delays. While certain customers provide the Company with forecasted needs, they are not bound by such forecasts and the Company does not recognize orders until actual purchase orders are received from the customer.

          International sales of the Company's products amounted to 8.0%, 8.7%, 67.1% and 69.4% of net sales for the years ended December 31, 1993, 1994 and 1995 and for the six month period ended June 30, 1996, respectively. Foreign sales of some of the Company's products are subject to national security and export regulations and may require the Company to obtain a permit or license. In recent years, the Company has not experienced any material difficulty in obtaining required permits or licenses. Foreign sales also subject the Company to risks related to political upheaval and economic downturns in foreign nations. In addition, the Company's foreign customers typically pay for the Company's products with U.S. dollars. As such, a strengthening of the U.S. dollar as compared to a foreign customer's local currency would effectively increase the price of the Company's products for that customer, thereby making the Company's products less attractive to such customers. See "Risk Factors-- Risks of Doing Business in International Markets."

          The Company's warranties vary by product type and range from one to three years. Warranty obligations and other maintenance services for the Company's products are performed by the Company in California and Seoul, South Korea. While the Company currently has one service employee located in South Korea, it is in the process of increasing its South Korean based service capabilities and will be utilizing its South Korean location to provide service support for the Asian region.

PRODUCT DEVELOPMENT

          Powerwave intends to continue to dedicate significant resources to the research and development of new methods to improve amplifier performance, including reduced noise and increased power in the RF amplification process. The Company's development efforts also seek to reduce the cost and increase the manufacturing efficiency of existing products. The Company's research and development staff consisted of 43 people as of September 29, 1996. Expenditures for product development amounted to approximately $.6 million in 1993, $1.4 million in 1994, $2.3 million in 1995, and $2.5 million for the six months ended June 30, 1996.

          The Company believes that further reductions in noise may be attained through digital processing, regulating amplifiers with software and other techniques, as well as through continued improvements in traditional feedforward technology. The Company intends to continue to dedicate significant resources to research and develop new methods to improve the performance of its existing amplifiers for use in cellular networks and to develop a full line of amplifiers for PCS networks.

COMPETITION

          The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. The principal elements of competition in the Company's market include performance, functionality, reliability, pricing, quality, the ability to design products which can be efficiently manufactured in volume production, time-to-market delivery capabilities and standards compliance. While the Company believes that overall it competes favorably with respect to the foregoing elements, there can be no assurance that it will be able to continue to do so.

          Currently, the Company competes primarily with AML Communications, Inc., Avantek (a division of Hewlett Packard), M/A-COM, Inc. (a subsidiary of AMP, Inc.), Microwave Power Devices, Inc. and Spectrian Corporation, in addition to the amplifier manufacturing operations captive within certain of the leading wireless infrastructure OEMs. Certain of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than the Company and have achieved greater name recognition for their existing products and technologies than has the Company.

          The Company's success depends in part upon the rate at which OEM customers incorporate the Company's products into their systems. The Company believes that a substantial portion of the present worldwide production of amplifiers is captive within the internal manufacturing operations of a small number of wireless infrastructure OEMs and that these amplifiers are offered for sale as part of their wireless systems. These OEMs include, among others, Ericsson, Lucent, Motorola, Nokia and Nortel. In addition, Samsung, a significant customer of the Company, manufactures power amplifiers in addition to purchasing such components from the Company. The Company believes that these OEMs, as well as other customers of the Company, continuously evaluate whether to manufacture their own RF power amplifiers rather than purchase them from third-party vendors such as the Company. These and other large manufacturers of wireless infrastructure equipment could also determine to offer and sell their power amplifiers to other OEMs or customers of the Company and compete directly with the Company. In addition, these or other OEMs may enter into joint ventures or strategic relationships with the Company's competitors, in which event the Company's ability to sell products to such OEMs could be reduced or eliminated.

          The Company has experienced significant price competition and expects price competition in the sale of RF power amplifiers to increase. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. Certain of the Company's competitors have substantial financial resources, which may enable them to withstand sustained price competition or a downturn in the market better than the Company. There can be no assurance that the Company will be able to compete successfully in the pricing of its products, or otherwise, in the future.

BACKLOG

          The Company's backlog of orders was approximately $18.8 million on September 29, 1996 compared to approximately $18.1 on December 31, 1995. A substantial portion of the backlog at September 29, 1996 is due to orders from customers for the South Korean market. The Company includes its backlog all accepted product purchase orders with respect to which a delivery schedule has been specified for product shipment within six months. Product orders in the Company's backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. The Company regularly reviews its backlog of orders to ensure that it adequately reflects product orders expected to be shipped within a six month period. The Company makes adjustments as customer delivery schedules change as well as in response to changes in the Company's production schedule. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

MANUFACTURING AND SUPPLIERS

          In July 1996, the Company relocated to an expanded headquarters and manufacturing facility in Irvine, California. The Company's manufacturing process involves the assembly of numerous individual components, and precise fine-tuning by technically oriented production personnel. The parts and materials used by the Company consist primarily of printed circuit boards, specialized subassemblies, fabricated housings, relays, and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors. The Company manufactures products to fill firm orders and to meet forecasts received from its major customers.

          The Company continually attempts to reduce manufacturing costs while retaining product quality. The Company purchases a significant quantity of its materials and components from several suppliers through blanket purchase orders. The Company acquires certain key components from single sources, but believes alternative sources could be arranged if the Company were unable to continue to procure such components from its current sources. If the Company were unable to replace the supplier of these components in a timely fashion, its operating results and financial condition could be materially adversely affected. In recent years, the Company has experienced no significant difficulty in obtaining necessary supplies.

          The Company is currently in the process of attempting to qualify for ISO 9001 certification, a uniform worldwide quality-control standard. Numerous customers and potential customers throughout the world, particularly in Europe, require that their suppliers be ISO certified. In addition, many such customers require that their suppliers purchase components only from subcontractors that are ISO certified. If the Company is unable to obtain its ISO certification, it may have difficulty selling to customers who require an ISO certification. The inability to sell to such customers could have adverse effect upon the Company's operating results and financial condition.

INTELLECTUAL PROPERTY

          The Company relies primarily upon trade secrets to protect its intellectual property. The Company generally enters into confidentiality and non-disclosure agreements with its employees and limits access to and distribution of its proprietary information. In addition, the Company is in the process of applying for a U.S. patent for its proprietary implementation of feedforward technology and regularly examines various aspects of its technology for possible patent applications. The Company believes that its success depends upon the knowledge and experience of its management and technical personnel and its ability to market its existing products and to develop new products.

          The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect the Company's intellectual property or that the Company's intellectual property or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of certain countries in which the Company's products are or may be sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The inability of the Company to protect its intellectual property and proprietary technology could have a material adverse effect on its business, results of operations and financial condition. As the number of patents, copyrights and other intellectual property rights in the Company's industry increases, and as the coverage of these rights and the functionability of the products in the market further overlap, the Company believes that its products may increasingly become the subject of infringement claims. The Company may in the future be notified that it is infringing upon certain patent or other intellectual property rights of others. Although the Company has not received any such notification to date and there are no pending or threatened intellectual property lawsuits against the Company, there can be no assurance that such litigation or infringement claims will not occur in the future. Such litigation or claims could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, results of operations and financial condition. A third party claiming infringement may also be able to obtain an injunction or other equitable relief, which could effectively block the ability of the Company or its customers to distribute, sell or import into the United States allegedly infringing products. If it appears necessary or desirable, the Company may seek licenses under patents or other rights from third parties covering intellectual property that the Company is allegedly infringing. No assurance can be given, however, that any such licenses could be obtained on terms acceptable to the Company, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on the Company's business, results of operations and financial condition.

     PROPERTIES

          The Company's Irvine, California, headquarters and manufacturing facility occupy an aggregate of approximately 78,000 square feet under a lease expiring in 2006. The Company believes that its current facilities provide adequate expansion capabilities for its operations. The Company is currently subletting to an unrelated party approximately 27,000 square feet of additional expansion space connected to its new facility. This space can be made available to the Company when the existing sub-lease expires in April 1997.

EMPLOYEES

          As of September 29, 1996, the Company had 239 full and part-time employees, including 43 in research and development, 11 in sales and marketing and 26 in corporate and administration. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     The Company is a party to ordinary disputes arising in the normal course of business. The Company does not believe that the outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table sets forth certain information regarding the Company's directors and officers:

          Name              Age   Position
          ----              ---   --------

Alfonso G. Cordero (2)...    55   Chairman of the Board
Bruce C. Edwards.........    42   President, Chief Executive Officer and Director
Peter L. Manno...........    54   Executive Vice President
Mercy B. Cordero.........    47   Vice President, Administration
Kevin T. Michaels........    38   Vice President, Finance, Chief Financial Officer and Secretary
Ki Y. Nam................    36   Vice President, New Business Development
Richard D. Posner........    53   Vice President, Engineering
Eric A. Tanner...........    36   Vice President, Operations
Mark D. Winters..........    35   Vice President, Quality
Gregory M. Avis (1)......    37   Director
David L. George (1)......    43   Director
Eugene L. Goda (2).......    60   Director
Rich Shapero (2).........    48   Director
Sam Yau (1)..............    47   Director

----------------------
(1) Member of Audit Committee of the Board of Directors.
(2) Member of Compensation Committee of the Board of Directors.


     ALFONSO G. CORDERO, one of the founders of the Company, has served as a director since the Company's inception. From June 1985 to January 1996, Mr. Cordero served as Chief Executive Officer of the Company and currently serves as Chairman of the Company. Mr. Cordero is married to Mercy B. Cordero, Vice President, Administration.

     BRUCE C. EDWARDS joined the Company in February 1996 as President and Chief Executive Officer and Director. Mr. Edwards was Executive Vice President, Chief Financial Officer and Director of AST Research, Inc., a personal computer company, from July 1994 to December 1995 and Senior Vice President, Finance and Chief Financial Officer of AST Research, Inc. from March 1988 to July 1994. Mr. Edwards currently serves on the Board of Directors of Diamond Multimedia Systems, Inc. and HMT Technology, Inc.

     MERCY B. CORDERO has served as Vice President, Administration of the Company since June 1985. From January 1985 to June 1985, Mrs. Cordero served as President of the Company. Mrs. Cordero is married to Alfonso Cordero, Chairman of the Company.

     PETER L. MANNO joined the Company in April 1996 as Executive Vice President. Prior to joining the Company, Mr. Manno served as Corporate Vice President, Sales and Marketing of M/A-Com Corporation, a wireless network amplifier company, from February 1992 to April 1996. From August 1984 to December 1991, Mr. Manno was Vice President of Sales and marketing for Avantek, Inc., a wireless network amplifier company.

     KEVIN T. MICHAELS joined the Company in June 1996 as Vice President, Finance and Chief Financial Officer and was appointed Secretary in June 1996. Prior to joining the Company, Mr. Michaels worked for AST Research, Inc. for eight years, most recently as Vice President, Treasurer from October 1995. From July 1991 to October 1995 Mr. Michaels was Treasurer of AST Research, Inc. and from June 1986 to June 1991, he was Assistant Treasurer.

     KI Y. NAM has served as Vice President, New Business Development of the Company since November 1995 Mr. Nam has held various positions with the Company, including Senior Engineer and Vice President, Engineering, since joining the Company in April 1989.

     RICHARD D. POSNER joined the Company in July 1996 as Vice President, Engineering. Prior to joining the Company, Dr. Posner served as Vice President, Engineering at Whittaker Electronic Systems, Inc., a telecommunications and electronic equipment company, from February 1990 to June 1996. Prior to joining Whittaker, Dr. Posner co-founded 3DBM Systems, Inc., where he served as Vice President of Engineering.

     ERIC A. TANNER has served as Vice President, Operations since June 1995. Prior to joining the Company, Mr. Tanner was employed, from January 1986 to May 1995, in various managerial roles at Spectrian Corporation, a wireless network amplifier company, in Mountain View, California. Mr. Tanner served as Director of Manufacturing at Spectrian Corporation from January 1992 to May 1995. Prior to his employment at Spectrian, Mr. Tanner was employed at Motorola Inc.'s RF Power Device Group.

     MARK D. WINTERS has served as Vice President, Quality of the Company since June 1996. From May 1995 to June 1996, Mr. Winters served as Vice President, Engineering of the Company. From July 1992 to May 1995, Mr. Winters was with E-Systems, Inc., and served as Division Manager, Electronics Manufacturing. From December 1989 to July 1992, he was with DSC Communications, Inc., a telecommunications equipment company, serving as Manager, Manufacturing Engineering.

     GREGORY M. AVIS has been a member of the Company's Board of Directors since October, 1995. Mr. Avis has been a managing partner of Summit Partners, a venture capital investment firm, since January 1990. Mr. Avis also serves on the Board of Directors of CMG Information Services, Inc. and Digital Link Corp.

     DAVID L. GEORGE has been a member of the Company's Board of Directors since November 1995. Mr. George has served as Executive Vice President of Unique Technologies International, L.L.C., an SMR network company, since February 1994. From November 1983 to February 1994, Mr. George served as Vice President, Director of Operations, Commercial Division of Uniden America.

     EUGENE L. GODA has been a member of the Company's Board of Directors since November 1995. For the past year, Mr. Goda has been a consultant and private investor. From October 1991 to October 1995, Mr. Goda served as CEO of Simulation Sciences, Inc., a software company. From July 1989 to September 1991, he served as CEO of Meridian Software Systems.

     RICH SHAPERO has been a member of the Company's Board of Directors since October 1995. Mr. Shapero has been a general partner of Crosspoint Venture Partners, a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company.

     SAM YAU has been a member of the Company's Board of Directors since November 1995. Mr. Yau has served as Chief Executive Officer of National Education Corporation, an education training and supply company, since May 1995. From May 1993 to November 1994, he served as Chief Operating Officer of Advacare, Inc. and from May 1987 to May 1993 as Senior Vice President, Finance and Administration of Archive Corporation (now part of Seagate Technologies, Inc.). Mr. Yau currently serves on the Board of Directors of National Education Corporation.

ELECTION OF DIRECTORS AND OFFICERS

     Each member of the Company's Board of Directors was elected pursuant to a Stockholders' Agreement dated October 10, 1995 (the "Stockholders' Agreement"), by and among the Company and all shareholders of the Company on such date. The Stockholders' Agreement contains a voting agreement for the election of directors which expires on the closing of the Offering.

BOARD COMMITTEES AND COMPENSATION

     The Audit Committee of the Board of Directors consists of Messrs. Avis, George and Yau. The Audit Committee recommends to the Board of Directors the independent public accountants to be selected to audit the Company's annual financial statements and approves any special assignments given to such accountants. The Audit Committee also reviews the planned scope of the annual audit and the independent accountants' letter of comments and management's response thereto, any major accounting changes made or contemplated and the effectiveness and efficiency of the Company's internal accounting staff.

     The Compensation Committee consists of Messrs. Cordero, Goda and Shapero. The Compensation Committee establishes renumeration levels for executive officers of the Company, reviews management organization and development and reviews executive compensation and significant employee benefit programs.

     The Company's directors receive $750 per meeting of Board of Directors. Following consummation of the Offering, the Company's directors will receive $1,500 per meeting of the Board of Directors. In addition, in connection with their joining the Company's Board of Directors, Messrs. George, Goda and Yau each were granted options to purchase 30,000 shares of Common Stock at an exercise price of $2.47 per share under the 1995 Stock Option Plan.

1996 DIRECTOR STOCK OPTION PLAN

     On October 7, 1996, the Company adopted the 1996 Stock Option Plan for Directors (the "Director Plan") to be effective upon the completion of the Offering. The Director Plan provides for the grant by the Company of options to purchase up to an aggregate of 200,000 shares of Common Stock of the Company. The Director Plan provides that each member of the Company's Board of Directors who is not an employee or paid consultant of the Company automatically will be eligible to receive options to purchase stock under the Director Plan. Pursuant to the terms of the Director Plan, each director elected after the closing of the Offering will be granted an initial option under the plan covering 30,000 shares of Common Stock, which option shall vest as to 25% of the shares over four (4) years on the anniversary of the date of grant. Furthermore, on the closing of the Offering, and on each anniversary date thereof, each director who shall have been an eligible participant under the Director Plan for at least six (6) months shall be granted an annual option under the Director Plan to purchase 5,000 shares of Common Stock, which option shall vest on the fourth anniversary of the date of grant. The primary purposes of the Director Plan are to enhance the Company's ability to attract and retain well-qualified persons for service as directors and to provide incentives to such directors to continue their associations with the Company. There are no options outstanding under the Director Plan.

     In the event of a merger of the Company with or into another corporation, or a consolidation, acquisition of stock or assets or other change in control transaction involving the Company, each option becomes exercisable in full, unless such option is assumed by the successor corporation. In the event the transaction is not approved by a majority of the "Continuing Directors" (as defined in the Director Plan), each option becomes fully vested and exercisable in full immediately prior to the consummation of such transaction, whether or not assumed by the successor corporation.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth summary information concerning compensation paid by, or accrued for services rendered to, the Company in all capacities during the fiscal year ended December 31, 1995 to the Company's Chairman, and the Company's other executive officer whose salary and bonus exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                            ANNUAL COMPENSATION
                            -------------------
         NAME AND                                      ALL OTHER
 PRINCIPAL POSITION  (1)     SALARY     BONUS         COMPENSATION
--------------------------   -------   --------       ------------

Alfonso G. Cordero........   $85,000   $268,000           None
 Chairman
Ki Y. Nam.................    85,000    125,000           None
 Vice President, New
 Business Development

__________________
(1) Bruce C. Edwards joined the Company as President and Chief Executive Officer on February 19, 1996 at an annual base salary of $135,000. Peter Manno joined the Company as Executive Vice President on April 4, 1996 at a base salary of $125,000 and an annual commission of $75,000. Although not Named Executive Officers for the fiscal year ending December 31, 1995, the Company anticipates that Mr. Edwards and Mr. Manno will each so qualify in future years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1995, the Company's Board of Directors, prior to the formation of the Compensation Committee, established the levels of compensation for the Company's executive officers. The following executive officers, one of which is also a director of the Company, participated in the deliberations of the Board regarding executive compensation that occurred during the fiscal year ended December 31, 1995: Alfonso G. Cordero, Chairman and Ki Y. Nam, Vice President, New Business Development.

     In October 1995, the Company entered into a Stock Purchase Agreement with investors affiliated with Summit Partners and Crosspoint Venture Partners, pursuant to which the Company issued to such investors 3,375,900 shares of Series A Preferred Stock for an aggregate purchase price of $15 million.
Gregory M. Avis and Rich Shapero, both members of the Board of Directors of the Company, are affiliated with Summit Partners and Crosspoint Venture Partners, respectively. As part of these transactions, the Company subsequently purchased 5,063,850 shares of its Common Stock from certain shareholders, including Alfonso G. Cordero and Ki Nam, for an aggregate purchase price of $12.5 million. Alfonso G. Cordero, Ki Y. Nam and the holders of Common Stock issued upon conversion of Series A Preferred Stock, are entitled to certain registration rights. See "Description of Capital Stock-Registration Rights."

     Pursuant to the Stockholders' Agreement, the Company and its then existing shareholders (the "Founders") agreed that the Company would redeem from the Founders, on a pro rata basis, one share of Common Stock for each share of Common Stock in excess of 1,170,000 issued by the Company upon the exercise of a Company stock option granted under the 1995 Plan at the exercise price for such option. Effective immediately prior to the consummation of the Offering, Stockholders and the Company agreed that this share redemption agreement applies only to the exercise of options to purchase a total of 768,615 shares of the Company's Common Stock. In connection with entering into the Stockholders' Agreement, the Company amended the 1995 Stock Option Plan to provide that all option grants in excess of 1,170,000 are subject to the approval of Alfonso G. Cordero and to give Mr. Cordero the right to terminate the Plan. See "-1995 Stock Option Plan."

     In August 1995, the Company entered into a Technology License Agreement with Unique Wireless Developments, L.L.C., a Delaware limited liability company. Under the agreement, the Company obtained exclusive rights to use certain amplifier technology for the SMR market in exchange for certain royalties, including a non-refundable (with certain exceptions) up front royalty totaling $300,000 of which $250,000 has been paid. David L. George, a member of the Board of Directors of the Company, is Executive Vice President of Unique Technologies International, L.L.C., an affiliate of Unique Wireless Developments, L.L.C.

     From November 1993 to June 1996, the Company leased its operating facility from 17500 Gillette Avenue Associates, a California general partnership (the "Partnership") owned by the holders of 98.5% of the Company's Common Stock prior to the Offering (and the conversion of Series A Preferred Stock), including Alfonso G. Cordero, an officer and director of the Company, and Ki Y. Nam, an officer of the Company. The Company also guaranteed a loan to the Partnership, the proceeds of which were used to purchase the real property and facility. In July 1996, the Company relocated its operating facility and entered into a lease with CNH, LLC, a California limited liability company (the "LLC") owned by the holders of 82% of the Company's Common Stock prior to the Offering (and the conversion of Series A Preferred Stock), including Messrs. Cordero and Nam. The lease expires on July 15, 2006. In connection with entering into this lease, the Company paid the LLC $1,000,000 in exchange for various improvements made to the new facility. In addition, the Company has incurred approximately $1,000,000 in leasehold improvements to the new facility.

     The Company has entered into indemnification agreements with its directors, certain officers and certain affiliated entities. Such agreements require the Company to indemnify such individuals to the fullest extent permitted by Delaware law. See "Limitations on Liability and Indemnification."

     On December 4, 1995, the Company granted to each of David George, Eugene Goda and Sam Yau options to purchase 30,000 shares of Common Stock at $2.47 per share. On January 19, 1996, the Company granted to Bruce Edwards options to purchase 450,000 shares of Common Stock at $2.67 per share. On March 4, 1996, the Company granted to Peter Manno options to purchase 300,000 shares of Common Stock at $2.67 per share. On June 10, 1996, the Company granted to Kevin Michaels options to purchase 90,000 shares of Common Stock at $4.67 per share.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could otherwise be obtained from unaffiliated third parties.

1995 STOCK OPTION PLAN

     The Company's 1995 Stock Option Plan (the "1995 Option Plan") was adopted by the Company's shareholders and Board of Directors effective as of December 4, 1995 and provides for the granting of nonqualified stock options to purchase up to 1,938,615 shares of the Company's Common Stock. Under the 1995 Option Plan, shares of the Company's Common Stock may be granted to directors, officers and employees of the Company. As of September 29, 1996, there were 1,823,400 options outstanding under the 1995 Option Plan at a weighted average exercise price of $3.31.

     The 1995 Option Plan provides that the 1995 Option Plan itself and all outstanding options shall terminate upon the occurrence of a consolidation or merger in which the Company is not the surviving corporation, the sale of substantially of all the Company's assets and certain other similar events, in each case unless the 1995 Plan is assumed by the successor corporation.

     Pursuant to the Stockholders' Agreement, certain shareholders of the Company have agreed to have an equivalent number of their shares redeemed by the Company if options to purchase in excess of 1,170,000 and up to an aggregate of 1,938,615 shares of the Company's Common Stock are exercised by any of the option holders who acquire options under the Company's 1995 Stock Option Plan. The Stockholders' Agreement provides that the redemption price shall equal the exercise price for each applicable option. See "Compensation Committee Interlocks and Insider Participation."

     The 1995 Stock Option Plan provides that all option grants under the Plan in excess of 1,050,000 are subject to the approval of Alfonso G. Cordero. In addition, the Plan may be terminated at the discretion of Mr. Cordero.

1996 STOCK INCENTIVE PLAN

     On October 7, 1996, the Company adopted the 1996 Stock Incentive Plan (the "1996 Plan"), to be effective upon the completion of the Offering. The 1996 Plan covers an aggregate of 1,500,000 shares of Common Stock plus any shares which are or become available for grant under the 1995 Plan. The 1996 Plan provides for the granting of "incentive stock options," within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the 1996 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1996 Plan is administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. There are no options outstanding under the 1996 Plan.

     In the event of a merger of the Company with or into another corporation, or a consolidation, acquisition of stock or assets or other change in control transaction involving the Company, each option becomes exercisable in full, unless such option is assumed by the successor corporation. In the event the transaction is not approved by a majority of the "Continuing Directors" (as defined in the 1996 Plan), each option becomes fully vested and exercisable in full immediately prior to the consummation of such transaction, whether or not assumed by the successor corporation.

EMPLOYEE STOCK PURCHASE PLAN

     On October 7, 1996, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan"), to be effective upon the completion of the Offering, covering an aggregate of 500,000 shares of Common Stock. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, will be implemented by six-month offerings with purchases occurring at six month intervals commencing on the date of this Prospectus. The Purchase Plan will be administered by the Board of Directors. Employees will be eligible to participate if they are employed by the Company for at least 30 hours per week and if they have been employed by the Company for at least 180 days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in any offering period at any time during such period, and participation ends automatically on termination of employment. The Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect options previously granted under the Purchase Plan. There are no rights to purchase outstanding under the Purchase Plan.

401(K) PLAN

     The Company has adopted a Future Income Program Plan and Trust (the "401(k) Plan") covering the Company's full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to 15% of their base salary, subject to Internal Revenue Service limitations, and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. The Company may match up to 10% of employee contributions. For fiscal 1995, the Company contributed $12,324 to the plan.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law and the Company's Amended and Restated Bylaws provide that the Company must indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company has entered into agreements to indemnify its directors and executive officers. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 29, 1996 by
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                PERCENT OF TOTAL
                                                            ----------------------
                                                SHARES       PERCENT    PERCENT
                                             BENEFICIALLY    BEFORE      AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)         OWNED       OFFERING   OFFERING(2)
------------------------------------------   ------------   --------   -----------

 Alfonso G. Cordero (3)...................      5,520,663       39.3%     34.8%
  2026 McGaw Avenue
  Irvine, California  92614
Summit Partners (4).......................      4,304,272       30.6      27.1
  499 Hamilton Avenue,
  Suite 200
  Palo Alto, California  94301
Gregory M. Avis (5).......................      4,304,272       30.6      27.1
Ki Y. Nam (6).............................      1,688,368       12.0      10.6
  2026 McGaw Avenue
  Irvine, California  92614
Crosspoint Ventures (7)...................        759,577        5.4       4.8
  One First Street
  Palo Alto, California  94022
Rich Shapero (8)..........................        759,577        5.4       4.8
Bruce C. Edwards..........................        112,500          *         *
Charles Florman (9).......................        755,323        5.4       4.8
David L. George (10)......................          7,500          *         *
Eugene L. Goda (11).......................          7,500          *         *
Sam Yau (12)..............................          7,500          *         *
All Executive Officers and
  Directors as a Group
  (8 persons)(13).........................     12,407,880       88.1      78.1

-------------------
*Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days of September 29, 1996, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, to the knowledge of the Company the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Assumes that the Underwriters' over-allotment option is not exercised.

(3) Includes 11,250 shares, consisting of options exercisable within 60 days of September 30, 1996, owned by Mr. Cordero's spouse, an officer of the Company. Mr. Cordero disclaims beneficial ownership of such shares. Also includes 550,942 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,170,000 pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management-1995 Stock Option Plan."

(4) Includes 2,076,855 shares held by Summit Ventures IV, L.P., 2,076,855 shares held by Summit Ventures III, L.P., and 150,562 shares held by Summit Investors II, L.P. Voting power with respect to shares held by Summit Ventures IV, L.P., Summit Ventures III, L.P. and Summit Investors II, L.P. is held solely by Gregory M. Avis.

(5) Consists of shares held by Summit entities, of which Mr. Avis is a designated representative and general partner. Mr. Avis disclaims beneficial ownership of all shares held by Summit entities except to the extent of his pecuniary interest therein.

(6) Includes 168,837 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,170,000 shares of Common Stock pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management-1995 Stock Option Plan."

(7) Includes 736,606 shares held by Crosspoint Ventures Partners 1993 and 22,971 shares held by Crosspoint Ventures Partners Entrepreneurs 1993. Voting power with respect to shares held by Crosspoint Venture Partners 1993 and Crosspoint Ventures Partners Entrepreneurs 1993 is held solely by Rich Shapero.

(8) Consists of shares held by Crosspoint entities, of which Mr. Shapero is a designated representative. Mr. Shapero disclaims beneficial ownership of all shares held by Crosspoint entities except to the extent of his pecuniary interest therein.

(9) Includes 75,532 shares subject to redemption by the Company for shares of Common Stock issued by the Company in excess of 1,170,000 pursuant to the exercise of stock options under the 1995 Stock Option Plan. See "Management-1995 Stock Option Plan."

(10) Consists of options exercisable for 7,500 shares within 60 days of September 29, 1996.

(11) Consists of options exercisable for 7,500 shares within 60 days of September 29, 1996.

(12) Consists of options exercisable for 7,500 shares within 60 days of September 29, 1996.

(13) Includes 11,250 shares owned by Mr. Cordero's spouse (see note 3), 719,779 shares subject to redemption by the Company (see notes 3, 6 and 9) and options exercisable for 22,500 shares within 60 days of September 29, 1996 (see notes 10, 11 and 12).

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of the Offering the authorized capital stock of the Company will consist of 40,000,000 shares of common stock, $.0001 par value ("Common Stock"), and 5,000,000 shares of preferred stock, $.0001 par value ("Preferred Stock").

COMMON STOCK

     As of September 29, 1996, there were 8,998,650 shares of Common Stock outstanding held of record by eight shareholders. There will be 15,862,500 shares of Common Stock outstanding after the sale of the shares of Common Stock offered by the Company hereby.

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to the Offering shall be fully paid and nonassessable.

PREFERRED STOCK

     Effective upon the closing of the Offering, each issued and outstanding share of Series A Preferred Stock will be converted into one and one-half (1.5) shares of Common Stock. After the Series A Preferred Stock is converted and retired, no shares of Preferred Stock will be outstanding.

     Upon the closing of the Offering, the Board of Directors will have the authority, without further action by the shareholders, to issue the authorized shares of Preferred Stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and the issuance of Preferred Stock in accordance with such provision may delay or prevent a change of control of the Company.
See "Risk Factors-Effect of Certain Charter and Bylaw Provisions."

REGISTRATION RIGHTS

     Under the terms of that certain Registration Rights Agreement, dated as of October 10, 1995, among the Company and certain holders of its securities, after the Offering and upon the expiration of the 180-day lock-up agreement with the Underwriters, the holders of approximately 13,950,000 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the agreement, certain holders of specified threshold amounts of "Registrable Securities" may demand that the Company register their securities for resale under the Securities Act, in which case all holders of their Registrable Securities may join in such demand registration. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the action of other shareholders (other than the holders of Registrable Securities), the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities therein. In either case, among other conditions and limitations, the underwriters have the right to limit the number of Registrable Securities included in any such registration. Certain holders of Registrable Securities also may require the Company to register, at the expense of the Company, all or a portion of their Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested" shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless either
(i) prior to the date at which the person becomes an interested shareholder, the board of directors approves such transaction or business combination, (ii) the shareholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at a meeting of shareholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested shareholder.
For purposes of Section 203, an "interested" shareholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Upon the closing of the Offering, the Company's Amended and Restated Certificate of Incorporation will include a provision that allows the Board of Directors to issue Preferred Stock in one or more series with such voting rights and other provisions as the board of Directors may determine. The Amended and Restated Certificate of Incorporation also will eliminate the ability of shareholders to call special meetings and require advance notice to nominate a director or take certain other actions. These provisions may be deemed to have a potential anti-takeover effect and may delay or prevent a change of control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company. As described below, no shares currently outstanding will be available for sale immediately after the Offering due to certain legal restrictions on resale.

     Upon completion of the Offering, the Company will have 15,862,500 shares of Common Stock outstanding. Of these shares, the 1,800,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is used under the Securities Act. The remaining 14,062,500 shares held by existing shareholders will be "restricted securities" as defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

     All officers and directors and certain shareholders and option holders have agreed with the Underwriters that they will not sell any Common Stock owned by them for a period of 180 days after the effective date of the Offering without the prior written consent of Alex. Brown & Sons Incorporated (the "180-day lock-up"). _____ shares of Common Stock are subject to the 180-Day lock-up. Immediately after completion of the Offering, an aggregate of _____ shares of Common Stock will become available for sale in the public market, pursuant to Rule 144(k). Beginning 90 days after completion of the Offering, an additional _____ shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701, subject in certain cases to volume and other restrictions. Upon the expiration of the 180-day lock-up (or earlier upon the consent of Alex. Brown & Sons, Incorporated), _____ Restricted Shares (plus shares issuable upon exercise of then vested outstanding options) will be eligible for immediate sale in the public market in reliance on Rule 144(k) and _____ Restricted Shares will become eligible for sale subject to the volume and other restrictions of Rule 144 and, in some cases, Rule 701.

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the Offering, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 158,625 shares immediately after the Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the Restricted Shares for a least three years is entitled to sell such shares under Rule 144(k) as currently in effect without regard to any of the limitations described above.

     In general, under Rule 701 as currently in effect, beginning 90 days after the effective date of the Offering, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of

Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     The Company intends to file a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under its stock option plans, thus permitting the resale of shares issued under the plan by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing which is expected on or shortly after the closing of the Offering. As of the closing of the Offering, options or rights to purchase _____ shares of Common Stock will be outstanding under the Company's stock option plans, of which _____ shares are subject to lock up agreements described above.

     The Securities and Exchange Commission has recently proposed reducing the Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when shares of the Company's Common Stock become eligible for resale.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, UBS Securities LLC and Wessels, Arnold & Henderson, L.L.C. have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                         NUMBER OF
     UNDERWRITERS                                         SHARES
     ------------                                        ---------
     Alex. Brown & Sons Incorporated
     UBS Securities LLC.
     Wessels, Arnold & Henderson, L.L.C.
                                                         ---------
     Total                                               1,800,000
                                                         =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 270,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to 1,800,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,800,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Shareholders of the Company, holding in the aggregate ____ shares of Common Stock, have agreed not to offer, sell, contract to sell, or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. The factors to be considered in such negotiations include prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters will be passed upon for the Underwriters by Morrison & Foerster LLP, Irvine, California.


                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, included in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the Commission. The Registration Statement is also available through the Commission's Website on the World Wide Web at the following address: http://www.sec.gov.

                          POWERWAVE TECHNOLOGIES, INC.
                            ----------------------
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                         Page
                                                                         ----

Independent Auditors' Report..........................................   F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995 and
   June 30, 1996 (Unaudited)..........................................   F-3

Consolidated Statements of Income for the years ended
   December 31, 1993, 1994 and 1995 and the Six Months Ended
   June 30, 1995 (Unaudited) and 1996 (Unaudited).....................   F-4

Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1993, 1994 and 1995 and the Six Months Ended
   June 30, 1996 (Unaudited)..........................................   F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 1993, 1994 and 1995 and the Six Months Ended
   June 30, 1995 (Unaudited) and 1996 (Unaudited).....................   F-6

Notes to Consolidated Financial Statements............................   F-7

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Powerwave Technologies, Inc.:


We have audited the accompanying consolidated balance sheets of Powerwave Technologies, Inc. (formerly Milcom International, Inc.) (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Costa Mesa, California
April 8, 1996 (except for paragraph 14 of
Note 2 as to which the date is
October __, 1996)

     The accompanying consolidated financial statements include the effects of a stock split of the Company's Common Stock approved by the Company's Board of Directors in October 1996, anticipated to be effective prior to the closing of the Offering. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the stock split, which is described in Note 2 of the notes to the consolidated financial statements, and assuming that, from October 8, 1996 to the date of such stock split, no other events will have occurred that would affect the accompanying consolidated financial statements and notes thereto.



Deloitte & Touche LLP
Costa Mesa, California
October 8, 1996

                          POWERWAVE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                               DECEMBER 31,                   JUNE 30, 1996
                                                        ---------------------------   -----------------------------
                                                            1994          1995
                                                        -----------   -------------   -------------   -------------
                                                                                       (Unaudited)      PRO FORMA
ASSETS
Current Assets:
  Cash and cash equivalents..........................   $3,030,211    $  5,860,785    $ 12,216,503
  Short-term investments.............................      494,795
  Accounts receivable, net of allowance
     for doubtful accounts of $10,000,
     $122,532 and $396,168 at
     December 31, 1994, 1995 and
     June 30, 1996, respectively.....................    1,428,224       3,103,990       2,387,751
  Inventories........................................    3,276,026       4,724,261       5,286,294
  Income tax refund receivable.......................                      609,550         370,689
  Prepaid expenses and other current assets..........       18,732          15,163         117,243
  Deferred tax assets................................      421,555       1,031,482       1,031,482
                                                        ----------    ------------    ------------
     Total current assets............................    8,669,543      15,345,231      21,409,962

Property and equipment                                   1,262,168       1,800,078       3,172,018
Accumulated depreciation and amortization............     (380,355)       (734,285)       (975,848)
                                                        ----------    ------------    ------------
  Net property and equipment.........................      881,813       1,065,793       2,196,170

Other assets.........................................                       52,299         362,603
                                                                      ------------    ------------
TOTAL ASSETS.........................................   $9,551,356    $ 16,463,323    $ 23,968,735
                                                        ==========    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities:
  Accounts payable...................................   $  756,671    $  3,508,098    $  3,315,505    $  3,315,505
  Accrued expenses and other liabilities.............    1,937,821       2,080,446       4,926,589       4,926,589
  Dividends payable..................................                                      900,000
  Due to shareholders................................       90,000          50,000       1,000,000       1,000,000
  Current portion of long-term debt..................       93,765          66,824          66,824          66,824
  Income taxes payable...............................    2,304,855
                                                        ----------
     Total current liabilities.......................    5,183,112       5,705,368      10,208,918       9,308,918
  Other non-current liabilities......................       50,000
  Long-term debt.....................................      176,044         137,526         101,739         101,739
                                                        ----------    ------------    ------------    ------------
  Total liabilities..................................    5,409,156       5,842,894      10,310,657       9,410,657

Commitments and contingency (Note 11):
Series A Convertible Preferred Stock (Note 6),
  $.0001 par value; 3,375,900 and 3,375,900
  shares authorized, issued and outstanding
  at December 31, 1995 and June 30, 1996, (Note 6)
  no pro forma shares at June 30, 1996...............                   14,498,193      14,498,193

Shareholders' Equity (Deficit) (Notes 2, 6 and 9):
Preferred Stock, $.0001 par value;
  5,000,000 shares authorized and no
  shares outstanding.................................
Common Stock, $.0001 par value; 20,000,000
  shares authorized; 13,950,000, 8,886,150
  and 8,998,650 shares issued and
  outstanding at December 31, 1994 and
  1995 and June 30, 1996, 40,000,000 shares
  authorized and 14,062,500 shares issued
  pro forma at June 30, 1996.........................      740,000         471,380         771,380      15,269,573
Retained earnings....................................    3,402,200       7,882,236      10,619,885      11,519,885
Less treasury stock at cost..........................                  (12,231,380)    (12,231,380)    (12,231,380)
                                                        ----------    ------------    ------------    ------------
  Total shareholders' equity (deficit)...............    4,142,200      (3,877,764)       (840,115)   $ 14,558,078
                                                        ==========    ============    ============    ============
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY.............................................   $9,551,356    $ 16,463,323    $ 23,968,735
                                                        ==========    ============    ============

   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                       SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                     JUNE 30,
                                        ----------------------------------------   -------------------------
                                           1993           1994          1995          1995          1996
                                        -----------   ------------   -----------   -----------   -----------
                                                                                          (Unaudited)

Net sales........................       $8,717,021    $22,860,634    $36,044,438   $11,573,389   $29,107,551

Cost of sales....................        6,566,681     14,465,477     22,713,227     7,953,044    17,228,747
                                        ----------    -----------    -----------   -----------   -----------

Gross profit.....................        2,150,340      8,395,157     13,331,211     3,620,345    11,878,804

Operating expenses (Note 10):

  Sales and marketing............          386,981        570,276      1,557,282       565,436     2,158,570
  Research and development.......          581,126      1,432,544      2,252,254       758,599     2,450,534
  General and administrative.....          559,291      1,517,704      1,958,228       838,127     1,282,798
                                        ----------    -----------    -----------   -----------   -----------

  Total operating expenses.......        1,527,398      3,520,524      5,767,764     2,162,162     5,891,902
                                        ----------    -----------    -----------   -----------   -----------

Operating income.................          622,942      4,874,633      7,563,447     1,458,183     5,986,902

Other income (expense)...........           (5,298)       (19,892)        32,237         7,497       178,606
                                        ----------    -----------    -----------   -----------   -----------

Income before income taxes.......          617,644      4,854,741      7,595,684     1,465,680     6,165,508

Provision for income taxes.......          266,419      1,908,406      3,115,648       601,202     2,527,861
                                        ----------    -----------    -----------   -----------   -----------

Net income.......................       $  351,225    $ 2,946,335    $ 4,480,036   $   864,478   $ 3,637,649
                                        ==========    ===========    ===========   ===========   ===========

Pro forma net income per share...                                    $       .30                 $       .25
                                                                     ===========                 ===========

Pro forma weighted average
  common shares..................                                         14,869                      14,869
                                                                     ===========                 ===========

   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                                                            TOTAL
                                        COMMON STOCK              TREASURY STOCK                        SHAREHOLDERS'
                                  ------------------------   -------------------------     RETAINED         EQUITY
                                    SHARES        AMOUNT      SHARES        AMOUNT         EARNINGS       (DEFICIT)
                                  -----------   ----------   ---------   -------------   ------------   --------------

Balance at January 1, 1993.....   13,950,000    $ 740,000                                $   104,640     $    844,640

Net income.....................                                                              351,225          351,225
                                  ----------    ---------                                -----------     ------------

Balance at December 31, 1993...   13,950,000      740,000                                    455,865        1,195,865

Net income.....................                                                            2,946,335        2,946,335
                                  ----------    ---------                                -----------     ------------

Balance at December 31, 1994...   13,950,000      740,000                                  3,402,200        4,142,200

Repurchase of common stock
 (Note 6):.....................   (5,063,850)    (268,620)   5,063,850   $(12,231,380)                    (12,500,000)
Net income.....................                                                            4,480,036        4,480,036
                                  ----------    ---------    ---------   ------------    -----------     ------------

Balance at December 31, 1995...    8,886,150      471,380    5,063,850    (12,231,380)     7,882,236       (3,877,764)
Unaudited:
 Issuance of Common Stock
 related to the exercise
 of stock options (Note 9).....      112,500      300,000                                                     300,000
 Preferred Stock dividends
  (Notes 2 and 6)..............                                                             (900,000)        (900,000)
 Net Income....................                                                            3,637,649        3,637,649
                                  ----------    ---------    ---------   ------------    -----------     ------------

Balance at June 30, 1996.......    8,998,650    $ 771,380    5,063,850   $(12,231,380)   $10,619,885     $   (840,115)
                                  ==========    =========    =========   ============    ===========     ============

   The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                     JUNE 30,
                                ------------------------------------------    --------------------------
                                    1993           1994           1995            1995          1996
                                ------------   ------------   ------------    -----------    -----------
                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING
ACTIVITIES:
 Net income..................   $   351,225    $ 2,946,335    $  4,480,036    $   864,478    $ 3,637,649
 Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization...............       108,758        166,597         353,929        124,636        241,563
 Deferred income taxes.......         7,072       (399,127)       (609,927)
 Changes in assets and
  liabilities:
   Accounts receivable.......    (1,974,571)     1,127,618      (1,675,766)    (2,400,459)       711,963
   Inventories...............      (563,609)    (2,350,424)     (1,448,235)    (1,838,230)      (562,033)
   Income tax refund
    receivable...............                                     (609,550)                      238,861
   Prepaid expenses and other
   current assets............        (4,786)        (5,694)        (48,730)       (95,174)       (98,079)
   Accounts payable..........     1,847,761     (1,277,867)      2,066,914      2,268,790        491,920
   Accrued expenses and
     other liabilities.......       106,237      1,379,052         737,138      1,105,218      2,161,905
   Other assets..............                                                                   (310,304)
   Income taxes payable......       232,471      2,072,384      (2,304,855)    (2,898,797)
                                -----------    -----------    ------------    -----------
 Net cash provided by (used
  in) operating activities...       110,558      3,658,874         940,954     (2,869,538)     6,513,445

CASH FLOWS FROM INVESTING
ACTIVITIES:
 Purchase of property and
  equipment..................      (415,818)      (207,502)       (537,909)      (127,536)    (1,371,940)
 Sale (purchase) of
  short-term investments.....                     (494,795)        494,795        494,795
                                               -----------    ------------    -----------    -----------
 Net cash  provided by (used
  in) investing activities...      (415,818)      (702,297)        (43,114)       367,259     (1,371,940)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Principal payments on long-
   term debt.................        (4,272)       (10,996)        (65,459)       (15,184)       (35,787)
 (Principal payments)
  borrowings on debt.........       271,522       (273,884)
 Increase in amounts due to
  shareholders...............                                                                    950,000
 Issuance of Preferred Stock.                                   14,498,193
 Issuance of Common Stock....                                                                    300,000
 Preferred Stock dividend
  payable....................                                                                    900,000
 Repurchase of Common Stock..                                  (12,500,000)
 Preferred Stock dividends...                                                                   (900,000)
                                -----------    -----------    ------------    -----------    -----------
 Net cash provided by (used
  in) financing activities...       267,250       (284,880)      1,932,734        (15,184)     1,214,213

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS...       (38,010)     2,671,697       2,830,574     (2,517,463)     6,355,718

CASH AND CASH EQUIVALENTS,
 beginning...................       396,524        358,514       3,030,211      3,030,211      5,860,785
                                -----------    -----------    ------------    -----------    -----------
CASH AND CASH EQUIVALENTS,
 end.........................   $   358,514    $ 3,030,211    $  5,860,785    $   512,748    $12,216,503
                                -----------    -----------    ------------    -----------    -----------
SUPPLEMENTAL CASH FLOW
 INFORMATION:
Cash paid for:
 Interest....................                       58,942          56,783         10,891          9,164
 Income taxes................   $    20,314    $   235,149    $  6,640,000    $ 3,525,000    $ 2,289,000
                                ===========    ===========    ============    ===========    ===========
NONCASH ITEMS:
Acquisition of property
 through capital lease.......   $    77,318    $   248,141
                                ===========    ===========

The accompanying notes are an integral part of these financial statements.

                          POWERWAVE TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS

          Powerwave Technologies, Inc. (formerly Milcom International, Inc.) (the "Company") is a Delaware corporation engaged in the design, manufacture and sale of RF power amplifiers and related electronic equipment for use in the wireless communications market. The Company manufactures both single channel and multi-channel amplifiers, with a focus on multi-channel products. The Company's products are currently being utilized on cellular base stations in both digital and analog-based networks. The Company's products support a wide range of digital and analog transmission protocols. The Company also produces power amplifiers for the SMR market, which is characterized as a two-way radio market with devices commonly utilized by police and emergency personnel and the business dispatch marketplace. The Company also manufactures air-to-ground amplifiers.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

          The consolidated financial statements include the accounts of the Company and its foreign sales corporation. All intercompany balances and transactions have been eliminated in consolidation.

     Unaudited Information

          The information set forth in these consolidated financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 is unaudited. This information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for these periods, results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

     Fiscal Year

          The Company operated on a calendar fiscal year basis through fiscal 1995. Commencing with fiscal year 1996, the Company has adopted a conventional 52/53 week accounting fiscal year. The Company's fiscal year ends on the Sunday closest to December 31st. Fiscal Year 1996 will end on December 29, 1996.

     Cash and Cash Equivalents

          Cash and cash equivalents generally consist of cash, time deposits, commercial paper, money market preferred stocks, money market funds and other money market instruments. The Company invests its excess cash in only investment grade money market instruments from a variety of industries and, therefore, bears minimal risk. These securities all have original maturity dates of three months or less. Such investments are stated at cost, which approximates fair value, and are considered cash equivalents for purposes of reporting cash flows.

     Short-Term Investments

          Short-term investments are valued at the lower of cost or market and consist of certificates of deposit and marketable securities. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     This statement specifies the accounting treatment of the Company's investments in equity securities based on the investment classifications defined in the statement. The Company has classified the equity securities as available for sale and, in accordance with SFAS No. 115, they have been recorded at market value as of December 31, 1994. The market value approximated the carrying amount at December 31, 1994. The Company did not have short-term investments at December 31, 1995 or June 30, 1996.

     Accounts Receivable

          The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

     Inventories

          Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market.

     Property and Equipment

          Property and equipment are stated at cost. The Company depreciates these assets using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

          Machinery and equipment             3 to 5 years
          Office furniture and equipment      5 years
          Leasehold improvements              7 to 10 years
          Property under capital leases       3 to 5 years

     Fair Value of Financial Instruments

          SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 1995 and June 30, 1996, management believes that the carrying amounts of cash, receivables and trade payables approximate fair value because of the short maturity of these financial instruments.

     New Accounting Pronouncement

          In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-based Compensation, which requires adoption of the disclosure provisions no later than years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period.

          Pursuant to the new accounting standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, Accounting

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     for Stock Issued to Employees, but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The Company has determined that it will not change to the fair value method and will continue to use Accounting Principle Board Opinion No. 25 for measurement and recognition of employee stock based transactions (Note 6).

     Income Taxes

          The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefits result from the recognition of temporary differences between financial statement and income tax reporting of income and expenses.

     Revenue Recognition

          The Company recognizes revenue from product sales at the time of shipment. The Company also offers its customers, on a limited basis, a right of return on sales and records an estimate of such returns at the time of product delivery based on historical experience.

     Stock Split

          In October 1995, the Company's shareholders approved a 9,300 for one stock split of the Company's Common Stock. The Company also changed the number of common shares authorized from 1,000 shares to 20,000,000 shares and the par value per share from $1 per share to $.0001 per share. All Common Stock information included in the accompanying consolidated financial statements has been restated to reflect such stock split.

          In October 1996, the Company's Board of Directors approved a 3-for-2 stock split of the Company's Common Stock effective at or prior to the closing of the Company's initial public offering ("IPO") and increased the number of shares authorized Common Stock to 40,000,000. All share and per share information relating to Common Stock and conversion amounts relating to Series A Convertible Preferred Stock ("Series A Preferred Stock") and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split for all periods presented.

     Pro Forma Net Income Per Share

          Pro forma net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Weighted average common and common equivalent shares include Common Stock, stock options using the treasury stock method and the assumed conversion of all outstanding shares of Series A Preferred Stock into shares of Common Stock.

          Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Topic 4D, stock options granted during the twelve months prior to the date of the initial filing of the Company's Form S-1 Registration Statement have been included in the calculation of common equivalent shares using the treasury stock method.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Pro Forma Information

          The Company is preparing for an IPO of its Common Stock which, upon completion, will result in the conversion of all outstanding shares of Series A Preferred Stock into shares of Common Stock (Note 6). The accompanying pro forma information, which is unaudited, gives effect to the conversion of all outstanding shares of Series A Preferred Stock into Common Stock upon the closing of the IPO and the reversal of accrued dividends payable of $900,000 at June 30, 1996 (Note 6).

     Use of Estimates

          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

     Customer Concentrations and International Sales

          The Company's product sales have historically been concentrated in a small number of customers. During the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, sales to three customers (four customers for six months ended June 30, 1996) totaled $4,675,900, $14,861,190, $20,741,883, $6,573,124 and $23,569,629 or 54%,
     65%, 58%, 57% and 81% of net sales, respectively. The loss of, or reduction in, sales to any such customers would have a material adverse effect on the Company's business, operating results and financial condition.

          During the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, international sales, primarily to the Asian market, were $696,400, $1,980,214, $24,202,747, $5,484,964 and
     $20,213,782, respectively.

     Supplier Concentrations

          Certain of the Company's products utilize components that are available in the short-term only from a single or a limited number of sources. In addition, in order to take advantage of volume pricing discounts, the Company purchases certain customized components for its power amplifiers from single sources. Any inability to obtain single sourced components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions or interruption in product shipments or increases in product costs, which could have a material adverse effect on the Company's business, operating results and financial condition until alternative sources could be developed.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.   INVENTORIES

     Inventories consist of the following at December 31, 1994 and 1995 and June 30, 1996:

                                             1994         1995      JUNE 30, 1996
                                          ----------   ----------   --------------
                                                                     (UNAUDITED)
     Parts and components............     $1,898,484   $2,646,063     $3,645,979
     Work-in-process.................      1,338,525    1,695,172        855,650
     Finished goods..................         39,017      383,026        784,665
                                          ----------   ----------     ----------
     Total...........................     $3,276,026   $4,724,261     $5,286,294
                                          ==========   ==========     ==========

4.   PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1994 and 1995 and June 30, 1996:

                                            1994          1995       JUNE 30, 1996
                                         -----------   -----------   --------------
                                                                      (UNAUDITED)
     Machinery and equipment..........   $  835,117    $1,062,094      $1,440,838
     Office furniture and equipment...      239,835       538,398         522,816
     Leasehold improvements...........      187,216       199,586         199,586
     Construction in progress.........                                  1,008,778
                                                                       ----------
                                          1,262,168     1,800,078       3,172,018
                                         ----------    ----------      ----------
     Less accumulated depreciation
       and amortization...............     (380,355)     (734,285)       (975,848)
                                         ----------    ----------      ----------
     Net property and equipment.......   $  881,813    $1,065,793      $2,196,170
                                         ==========    ==========      ==========

     Included in property and equipment are assets under capital lease of $351,801, $351,801 and $351,801 at December 31, 1994 and 1995 and June 30,
     1996, respectively. Accumulated amortization of assets under capital lease was $70,515, $140,875 and $176,055 at December 31, 1994 and 1995 and the
     six months ended June 30, 1996, respectively. The $1,008,586 construction in progress at June 30, 1996 relates to tenant improvements at the Company's new headquarters facility.


5.   FINANCING ARRANGEMENTS

     The Company had a revolving line of credit of $3,000,000 secured by substantially all of the Company's assets. The line of credit was collateralized by machinery and equipment, inventory and accounts receivable. Borrowings under the line bear interest at the bank's reference rate plus .25% (8.5% at December 31, 1995). The line of credit agreement contained covenants regarding certain financial statement amounts, ratios and activities of the Company. At December 31, 1995, one of the covenants was not met. The Company received a waiver related to this covenant. The line of credit expired in May 1996.

     On May 30, 1996, the Company entered into a new $5 million unsecured revolving credit agreement. This agreement allows the Company to borrow at the bank's reference rate (8.25% at June 30, 1996). The Company is required to pay a commitment fee equal to .125% per annum based on the average daily unused portion of the facility. The fee is payable quarterly in arrears. The line of credit will expire on May 31, 1997. The credit agreement contains covenants regarding certain financial statement amounts,

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     ratios and activities of the Company. At June 30, 1996, the Company was in compliance with all covenants.


6.   SHAREHOLDERS' EQUITY

     Preferred Stock

          Series A Preferred Stock shares are convertible, at the holder's option, into shares of Common Stock on a 1 to 1.5 share basis. The conversion ratio may be adjusted from time to time in the event of certain diluting events. Conversion is automatic in the event of an initial public offering of the Company's Common Stock meeting certain specified criteria ("Qualifying IPO"). Unless a Qualifying IPO has occurred, the holders of the Series A Preferred Stock and any Common Stock issued upon conversion of the Series A Preferred Stock can require that the Company repurchase such securities upon a sale of substantially all the Company's assets, certain mergers and corporate reorganizations, or in October 2001 (with a twelve-month payout, if needed). Such repurchase would occur at the higher of fair market value or the initial purchase price. Dividends on Series A Preferred Stock are cumulative beginning in January 1996 and may be declared at the discretion of the Board of Directors; however, such dividends will not become payable if the Company completes a Qualifying IPO on or before December 31, 1996. The dividend rate is 12% per annum. Series A Preferred Stock shareholders have voting rights equal to the number of shares into which the Series A Preferred Stock is convertible into Common Stock. In the event of liquidation, dissolution or merger of the Company, each Series A Preferred Stock shareholder has a liquidation preference equal to approximately $4.44 per share of Series A Preferred Stock plus any declared but unpaid dividends or cumulative dividends beginning in January 1996. As of June 30, 1996, $900,000 of dividends payable had been accrued. Such dividends will not be paid if the Company completes a Qualifying IPO on or before December 31, 1996.

          Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock on a 1 to 1.5 basis on December 16, 2001 at a conversion price of approximately $2.96 per share subject to certain adjustments. Because there is no mandatory redemption of the Series A Preferred Stock, no accretion of additional amounts to the carrying values of such Series A Preferred Stock was recorded.

     Capital Transactions

          During October 1995, the Company sold 3,375,900 shares of Series A Preferred Stock at $4.44 per share and raised net proceeds of $14,498,193. The Company then used a portion of the proceeds to repurchase 5,063,850 shares of the Company's Common Stock at $2.47 per share from the shareholders. These shares are being held as treasury stock by the Company as of December 31, 1995.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   INCOME TAXES

     The provision for income taxes for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996 consists of the following:

                                                                                 SIX MONTHS
                                                                                   ENDED
                                          1993        1994          1995       JUNE 30, 1996
                                        --------   -----------   -----------   --------------
                                                                                (UNAUDITED)
     Current:
      Federal.......................    $201,909   $1,800,618    $2,900,929      $2,152,863
      State.........................      52,118      506,915       824,646         374,998
                                        --------   ----------    ----------      ----------
      Total current provision.......     254,027    2,307,533     3,725,575       2,527,861
     Deferred - federal and state...      12,392     (399,127)     (609,927)
                                        --------   ----------    ----------
     Provision for income taxes.....    $266,419   $1,908,406    $3,115,648      $2,527,861
                                        ========   ==========    ==========      ==========

     The difference between income taxes provided in the financial statements and as required by the federal statutory rate of 35% for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996 is as follows:

                                                                                 SIX MONTHS
                                                                                   ENDED
                                          1993        1994          1995       JUNE 30, 1996
                                        --------   -----------   -----------   --------------
                                                                                (UNAUDITED)
     Taxes at federal statutory......   $216,175   $1,699,159    $2,658,489      $2,157,928
     State taxes, net of federal
      benefit........................     37,583      286,608       460,427         243,749
     Accruals without tax effect.....                               204,000         398,225
     Foreign sales corporation tax
      benefits.......................                              (159,205)       (224,767)
     Other...........................     12,661      (77,361)      (48,063)        (50,274)
                                        --------   ----------    ----------      ----------
     Provision for income taxes......   $266,419   $1,908,406    $3,115,648      $2,527,861
                                        ========   ==========    ==========      ==========

     At December 31, 1994 and 1995, the Company's net deferred tax asset was comprised of the following major components:

                                                     1994           1995
                                                   ---------     ----------
     Depreciation of property.............         $(19,271)     $    2,434
     Accruals and reserves................          131,854         437,574
     Costs capitalized into inventories...          148,356         362,452
     State taxes..........................          160,616         229,022
                                                   --------      ----------
     Net deferred tax asset...............         $421,555      $1,031,482
                                                   ========      ==========

     The Company did not adjust its deferred tax asset during the six months ended June 30, 1996 due to the immaterial effect on the financial statements.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   PROFIT-SHARING AND PENSION PLANS

     The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. For the years ended December 31, 1993, 1994 and 1995, the Board authorized $127,000, $270,000 and $340,000 in contributions to the profit-sharing plan, respectively.

     The 401(k) pension plan provides for Company matching participant contributions up to a maximum of 10% of each participant's annual contribution. Employee contributions are limited to 15% of base salary. Contributions for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 were $3,647, $9,594, $12,324,
     $7,742 and $10,410, respectively.


9.   STOCK OPTION PLANS

     1995 Stock Option Plan - Effective December 4, 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, to permit executive personnel, key employees and directors of the Company to participate in ownership of the Company. The 1995 Plan is administered by a committee consisting of two or more nonemployee directors and one employee of the Company. Each option agreement includes a provision requiring the optionee to consent to the terms of the agreement. The 1995 Plan provides for the grant of nonstatutory stock options under the applicable provisions of the Internal Revenue Code. Options generally vest at the rate of 25% on the first anniversary date and monthly thereafter.
     Up to 1,938,615 shares of the Company's Common Stock were reserved for issuance under the 1995 Plan. Under an agreement with the Company, certain shareholders have agreed that, once the Company has issued an initial 1,170,000 shares of Common Stock under the 1995 Stock Option Plan, any additional shares issued under that Plan upon an option exercise will be coupled with a pro rata redemption from those shareholders of an equal number of shares at a redemption price equaling the option exercise price.

     The following table summarizes activity under the Option Plan:

                                                                    NUMBER OF
                                       NUMBER OF     PRICE PER       OPTIONS
                                         SHARES        SHARE       EXERCISABLE
                                       ----------   ------------   -----------
     Balance at January 1, 1995.....
       Granted......................     562,500    $       2.47        69,675
                                       ---------    ------------       -------

     Balance at December 31, 1995...     562,500            2.47        69,675
       Unaudited:
       Granted......................   1,407,975      2.67- 4.66
       Exercised....................    (112,500)           2.67
       Cancelled....................     (56,250)           2.47
                                       ---------    ------------
     Balance at June 30, 1996.......   1,801,725    $ 2.47-$4.66       153,220
                                       =========    ============       =======

     At June 30, 1996, 24,390 options were available for grant under the Option Plan.

     Subsequent to June 30, 1996, options to purchase 6,750 shares of Common Stock were cancelled, and options to purchase 28,425 shares of Common Stock at $4.66 per share were granted.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     1996 Stock Incentive Plan - On October 7, 1996 the Company adopted the 1996 Stock Incentive Plan (the "1996 Plan"), to be effective upon the completion of the Company's planned initial public offering. The 1996 Plan covers an aggregate of 1,500,000 shares of Common Stock plus any shares which are or become available for grant under the 1995 Plan. The 1996 Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and restricted stock grants to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the 1996 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1996 Plan is administered by the Board of Directors, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. There are no options outstanding under the 1996 Plan.

     1996 Director Stock Option Plan - On October 7, 1996 the Company adopted the 1996 Stock Option Plan for Directors (the "Director Plan"), to be effective upon the completion of the Company's planned initial public offering. The Director Plan provides for the grant by the Company of options to purchase up to an aggregate of 200,000 shares of Common Stock of the Company. The Director Plan provides that each member of the Company's Board of Directors who is not an employee or paid consultant of the Company automatically will be eligible to receive options to purchase stock under the Director Plan. Pursuant to the terms of the Director Plan, each director elected after the Company's initial public offering under the Securities Act of 1933 (the "Offering Date") will be granted an initial option under the plan covering 30,000 shares of Common Stock. Furthermore, on the Offering Date, and on each anniversary date thereof, each director who shall have been an eligible participant under the Director Plan for at least six (6) months shall be granted an annual option under the Director Plan to purchase 5,000 shares of Common Stock. There are no options outstanding under the Director Plan.

     Employee Stock Purchase Plan - On October 7, 1996 the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan"), to be effective upon completion of the Company's planned initial public offering. The Purchase Plan covers an aggregate of 500,000 shares of Common Stock. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, will be implemented by six-month offerings with purchases occurring at six month intervals commencing on the date of this Prospectus. The Purchase Plan will be administered by the Compensation Committee. Employees will be eligible to participate if they are employed by the Company for at least 30 hours per week and if they have been employed by the Company for at least 180 days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of each six-month offering period or on the applicable purchase date. Employees may end their participation in any offering at any time during the offering period, and participation ends automatically on termination of employment. The Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect options previously granted under the Purchase Plan. There are no rights to purchase outstanding under the Purchase Plan.


10.  RELATED PARTY TRANSACTIONS

     As of December 31, 1994 and 1995 and the six months ended June 30, 1995, the

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Company had an outstanding unsecured note payable in the amount of $50,000 to a relative of the majority stockholder. The note bore interest at 8%, matured in February 1996 and was repaid. As of June 30, 1996, the Company had unsecured accounts payable to shareholders of $1,000,000 related to the Company's new facility. The funds were required as part of the Company's facility lease agreement and were used to fund tenant improvements at the Company's new facility in Irvine, California.

     As disclosed in Note 11, the Company leases its manufacturing and office facility from certain of the Company's shareholders. Rent paid to the shareholders was $160,320, $160,320, $166,728, $83,364 and $84,198 for the
     years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

     In August 1995, the Company entered into a Technology License Agreement with Unique Wireless Developments, L.L.C., a Delaware limited liability company. Under the agreement, the Company obtained exclusive rights to use certain amplifier technology for the SMR market in exchange for certain royalties, including a non-refundable (with certain exceptions) up front royalty totaling $300,000, of which $250,000 has been paid. A member of the Board of Directors of the Company, is Executive Vice President of Unique Technologies International, L.L.C., an affiliate of Unique Wireless Developments, L.L.C. During the year ended December 31, 1995, the Company expensed such royalty payment.


11.  COMMITMENTS AND CONTINGENCY

     The Company leased its former manufacturing and headquarters facility from its shareholders. During July 1995, the Company moved from its previous facility and into a new facility. The Company leases its new manufacturing and headquarters facility from a limited liability company owned by three of the Company's shareholders. The lease term commenced on July 15, 1996 and will continue for ten years. The Company has an option to purchase the facility at fair market value during the lease term. The Company also leases equipment from unrelated parties. Future minimum lease payments required under operating leases and the present value of future minimum lease payments for capital leases at December 31, 1995 are as follows:

                                                COMMITMENT TO   OPERATING    CAPITALIZED
                                                SHAREHOLDERS      LEASES        LEASES
                                                -------------   ----------   ------------
     Year ending December 31:
       1996..................................      $  168,592   $1,229,336     $ 88,200
       1997..................................         170,064    1,201,731       82,463
       1998..................................         170,064    1,199,936       48,402
       1999..................................         170,064    1,197,683       11,969
       2000..................................         170,064    1,195,461
       Thereafter............................         496,020
                                                   ----------   ----------     --------
     Total future minimum lease
       payments..............................      $1,344,868   $6,024,147      231,034
                                                   ==========   ==========
     Less amount representing interest.......                                   (26,684)
                                                                               --------
     Present value of future minimum lease
       payments..............................                                   204,350
     Less current portion....................                                   (66,824)
                                                                               --------
                                                                               $137,526
                                                                               ========

     Total rent expense was $78,725, $168,721, $173,142, $86,812 and $92,998 for
     the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

                         POWERWAVE TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.  ROYALTY AGREEMENT

     The Company has a royalty agreement which requires payment of a 10% commission on certain licensed products. Total royalty expense was $387,061, $499,141, $338,075 and $280,500 for the years ended December 31,
     1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively. For the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996, sales of the related product represented 17%, 14%, 32% and 10% of net sales, respectively. The final payment required under the royalty agreement is due in October 1996.


13.  OTHER INFORMATION

     Accrued expenses and other liabilities consist of the following at December 31, 1994, 1995 and June 30, 1996:

                                                                               SIX
                                                                              MONTHS
                                                                              ENDED
                                                                             JUNE 30,
                                                     1994         1995         1996
                                                  ----------   ----------   ----------
     Accrued expenses and other liabilities:

     Accrued warranty costs....................   $  186,756   $  480,000   $1,112,767
     Accrued sales returns.....................      295,276      320,594      619,586
     Accrued royalties.........................      280,559      149,021      188,000
     Accrued payroll and employee benefits.....    1,166,578      755,828    1,927,187
     Other accrued expenses....................        8,652      375,003    1,079,049
                                                  ----------   ----------   ----------
                                                  $1,937,821   $2,080,446   $4,926,589
                                                  ==========   ==========   ==========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                        ------------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................
Risk Factors..............................................................
Use of Proceeds...........................................................
Dividend Policy...........................................................
Capitalization............................................................
Dilution..................................................................
Selected Consolidated Financial Data......................................
Management's Discussion and Analysis of
 Financial Condition and Results of Operations............................
Business..................................................................
Management................................................................
Certain Transactions......................................................
Principal Shareholders....................................................
Description of Capital Stock..............................................
Shares Eligible for Future Sale...........................................
Underwriting..............................................................
Legal Matters.............................................................
Experts...................................................................
Additional Information....................................................
Index to Consolidated Financial Statements................................

                             --------------------

  UNTIL __________, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,800,000 Shares


                                     [LOGO]
                            POWERWAVE TECHNOLOGIES,
                                      INC.


                                  COMMON STOCK



                                   ----------
                                   PROSPECTUS
                                   ----------



                               Alex. Brown & Sons
                                  Incorporated

                                 UBS Securities

                          Wessels, Arnold & Henderson,
                                     L.L.C.



                                 ________, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                       To be paid by
                                                        the Company
                                                       -------------

        SEC registration fee........................      $  8,155
        NASD filing fee.............................         3,191
        Nasdaq National Market application fee......        57,157
        Printing expenses...........................       125,000
        Legal fees and expenses.....................       200,000
        Accounting fees and expenses................       130,000
        Blue sky fees and expenses..................        15,000
        Transfer agent and registrar fees...........         5,000
        Directors and officers insurance premiums...       250,000
        Miscellaneous...............................       156,497
                                                          --------
           Total....................................      $950,000
                                                          ========

    *To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    (a) As permitted by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of the Company (Exhibit 3.2 hereto) eliminates the liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

    (b) The Amended and Restated Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Amended and Restated Bylaws (Exhibit 3.4 hereto) provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

    (c) The Amended and Restated Certificate of Incorporation also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreements with each of its directors and officers and with Summit Partners and Crosspoint Venture Partners (Exhibit 10.13 hereto), which provide for the indemnification of such persons against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of transactions by the Company during the last three years preceding the date hereof involving sales of the Company's securities that were not registered under the Securities Act of 1933, as amended (the "Act"):

        (1) From time to time during the three years preceding the date hereof, the Registrant issued nonqualified stock options to purchase Common Stock pursuant to the Registrant's 1995 Stock Option (the "1995 Plan") to officers, directors and employees of the Registrant. From inception through June 30, 1996, 112,500 options to purchase Common Stock pursuant to the 1995 Plan were exercised for an aggregate exercise price of $300,000. Exemption from the registration provisions of the Act is claimed, among other exemptions, with respect to the grant of options referred to above, on the basis that the grant of options did not involve a "sale" of securities and, therefore, registration thereof was not required and, with respect to the exercise of options referred to above, on the basis that such transactions met the requirements of Rule 701 as promulgated under Section 3(b) of the Act.

        (2) On October 10, 1995, the Registrant issued 3,375,900 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $15,000,000 pursuant to a Stock Purchase Agreement entered into as of October 10, 1995 among the Company, Alfonso G. Cordero, Ki Y. Nam, Sussanne Torretta, Charles Florman, Bill Doi, Arthur Cook, Thomas Ha, Ernest Johnson, Summit Ventures IV, L.P., Summit Ventures III, L.P., Summit Investors II, L.P., Crosspoint Venture Partners 1993 and Crosspoint Venture Partners Entrepreneurs 1993. The foregoing transaction was completed without registration under the Act in reliance upon Section 4(2) of the Act for transactions not involving a public offering, among others, on the basis that such transaction did not involve any public offering and the purchasers were sophisticated with access to the kind of information registration would provide. Broker commissions in the amount of $300,000 were paid in connection with the foregoing transaction.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

    Exhibit
      No.                                  Description
    -------   ------------------------------------------------------------------
    1.1       Form of Underwriting Agreement.*
    3.1       Certificate of Incorporation of the Company.
    3.2       Amended and Restated Certificate of Incorporation of the Company.*
    3.3       Bylaws of the Company.
    3.4       Amended and Restated Bylaws of the Company.*
    4.1       Stockholders' Agreement, dated October 10, 1995, among the Company and certain shareholders.
    4.2       Amendment No. 1 to Stockholders' Agreement, dated _________, 1996, among the Company and certain shareholders.*
    5.1       Opinion of Stradling, Yocca, Carlson & Rauth, a Professional
              Corporation.*
    10.1      Milcom International, Inc. 1995 Stock Option Plan (the "1995
              Plan").
    10.2      Form of Stock Option Agreement for 1995 Plan.
    10.3      Amendment No. 1 to 1995 Stock Option Plan.*
    10.4      Powerwave Technologies, Inc. 1996 Stock Incentive Plan (the "1996
              Plan").
    10.5      Form of Stock Option Agreement for 1996 Plan.
    10.6      Form of Restricted Stock Purchase Agreement for 1996 Plan
    10.7      Powerwave Technologies, Inc. 1996 Director Stock Option Plan (the
              "Director Plan").
    10.8      Form of Stock Option Agreement for Director Plan.
    10.9      Powerwave Technologies, Inc. Employee Stock Purchase Plan.
    10.10     Series A Convertible Preferred Stock Purchase Agreement, dated
              October 10, 1995, among the Company and certain shareholders.
    10.11     Redemption Agreement, dated October 10, 1995, amount the Company and certain shareholders.
    10.12     Registration Rights Agreement, dated October 10, 1995, among the
              Company, and certain shareholders.
    10.13     Indemnification Agreement, dated October 10, 1995, between the
              Company and certain shareholders.
    10.14     Form of Indemnification Agreement.
    10.15     Standard Industrial/Commercial Single-Tenant Lease, dated November
              8, 1993, between the Company and 17500 Gillette Partnership.
    10.16     Standard Industrial/Commercial Single-Tenant Lease-Net, dated July
              1, 1996, between the Company and CNH, LLC, a California limited liability company.
    10.17     Business Loan Agreement, dated May 30, 1996 between the Company and Bank of America.
    10.18     Agreement, dated February 16, 1996, between the Company and LG
              Information & Communications, Ltd (portions omitted pursuant to
              Rule 406).
    10.19     Agreement, dated July 20, 1995, between the Company and Samsung
              Electronics (portions omitted pursuant to Rule 406).
    10.20     Technology License Agreement, dated August 30, 1995, between the
              Company and Unique Wireless Developments, L.L.C., a Delaware
              limited liability company.
    11.1      Statement regarding computation of pro forma net income per share.
    21.1      Subsidiaries of the Registrant.
    23.1      Consent of Stradling, Yocca, Carlson & Rauth, a Professional
              Corporation (see Exhibit 5.1).*
    23.2      Consent of Deloitte & Touche, LLP.
    24.1      Power of Attorney (see page II-5).
    27.1      Financial Data Schedule.*
    ----

    * To be filed by amendment.

     (B)  FINANCIAL STATEMENT SCHEDULES

          Schedule II Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 8th day of October, 1996.

                                 POWERWAVE TECHNOLOGIES, INC.


                                 By:  /s/ Bruce C. Edwards
                                      -------------------------------------
                                      Bruce C. Edwards
                                      President and Chief Executive Officer


                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Powerwave Technologies, Inc., do hereby constitute and appoint Bruce C. Edwards and Kevin T. Michaels or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                       Title                         Date
        ---------                       -----                         ----

/s/ Bruce C. Edwards           President, Chief Executive       October 8, 1996
-------------------------         Officer and Director
Bruce C. Edwards              (Principal Executive Officer)


/s/ Kevin T. Michaels          Vice President, Finance and      October 8, 1996
-------------------------        Chief Financial Officer
Kevin T. Michaels                 (Principal Financial
                            and Principal Accounting Officer)


/s/ Alfonso G. Cordero                  Director                October 8, 1996
-------------------------
Alfonso G. Cordero


/s/ Gregory M. Avis                     Director                October 8, 1996
-------------------
Gregory M. Avis


/s/ Eugene L. Goda                      Director                October 8, 1996
------------------
Eugene L. Goda

/s/ David L. George                     Director                October 8, 1996
-------------------
David L. George


/s/ Rich Shapero                        Director                October 8, 1996
----------------
Rich Shapero


/s/ Sam Yau                             Director                October 8, 1996
-----------
Sam Yau

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                             BALANCE AT    CHARGES TO                 BALANCE AT
                            BEGINNING OF   COSTS AND                    END OF
DESCRIPTION                    PERIOD       EXPENSES     DEDUCTIONS     PERIOD
--------------------------------------------------------------------------------

Year ended
December 31, 1995:
Allowance for doubtful
  accounts...............     $ 10,000      120,946       (8,414)     $122,532
Inventory reserves.......     $301,358      490,584                   $791,942

Year ended
December 31, 1994:
Allowance for doubtful
  accounts...............     $ 10,000                                $ 10,000
Inventory reserves.......     $ 88,935      212,423                   $301,358

                                 EXHIBIT INDEX

                                                                               SEQUENTIALLY
EXHIBIT                                                                          NUMBERED
  NO.                             DESCRIPTION                                      PAGE
-------                           -----------                                      ----
  1.1    Form of Underwriting Agreement*
  3.1    Certificate of Incorporation of the Company.............................
  3.2    Amended and Restated Certificate of Incorporation of the Company*
  3.3    Bylaws of the Company...................................................
  3.4    Amended and Restated Bylaws of the Company*
  4.1    Stockholders' Agreement, dated October 10, 1995, among the Company and certain shareholders................................................
  4.2    Amendment No. 1 to Stockholders' Agreement, dated _________, 1996, among the Company and certain shareholders*
  5.1    Opinion of Stradling, Yocca, Carlson & Rauth, a Professional
         Corporation*
  10.1   Milcom International, Inc. 1995 Stock Option Plan (the "1995 Plan").....
  10.2   Form of Stock Option Agreement for 1995 Plan............................
  10.3   Amendment No. 1 to 1995 Stock Option Plan*
  10.4   Powerwave Technologies, Inc. 1996 Stock Incentive Plan (the "1996
         Plan")..................................................................
  10.5   Form of Stock Option Agreement for 1996 Plan............................
  10.6   Form of Restricted Stock Purchase Agreement for 1996 Plan...............
  10.7   Powerwave Technologies, Inc. 1996 Director Stock
         Option Plan (the "Director Plan").......................................
  10.8   Form of Stock Option Agreement for Director Plan........................
  10.9   Powerwave Technologies, Inc. Employee Stock Purchase Plan...............
  10.10  Series A Convertible Preferred Stock Purchase Agreement, dated
         October 10, 1995, among the Company and certain shareholders............
  10.11  Redemption Agreement, dated October 10, 1995, amount the Company and certain shareholders................................................
  10.12  Registration Rights Agreement, dated October 10, 1995, among the
         Company, and certain shareholders.......................................
  10.13  Indemnification Agreement, dated October 10, 1995, between the
         Company and certain shareholders........................................
  10.14  Form of Indemnification Agreement.......................................
  10.15  Standard Industrial/Commercial Single-Tenant Lease, dated November 8,
         1993, between the Company and 17500 Gillette Partnership................
  10.16  Standard Industrial/Commercial Single-Tenant Lease-Net, dated July 1,
         1996, between the Company and CNH, LLC, a California limited liability company.................................................................
  10.17  Business Loan Agreement, dated May 30, 1996 between the Company and Bank of America.....................................................
  10.18  Agreement, dated February 16, 1996, between the Company and LG
         Information & Communications, Ltd (portions omitted pursuant to Rule
         406)....................................................................
  10.19  Agreement, dated July 20, 1995, between the Company and Samsung
         Electronics (portions omitted pursuant to Rule 406).....................
  10.20  Technology License Agreement, dated August 30, 1995, between the
         Company and Unique Wireless Developments, L.L.C., a Delaware limited liability company.......................................................
  11.1   Statement regarding computation of pro forma net income per share.......
  21.1   Subsidiaries of the Registrant..........................................

  23.1   Consent of Stradling, Yocca, Carlson & Rauth, a Professional
         Corporation (see Exhibit 5.1)*
  23.2   Consent of Deloitte & Touche, LLP.......................................
  24.1   Power of Attorney (see page II-5).......................................
  27.1   Financial Data Schedule*

------------------------------
* To be filed by amendment.